EXHIBIT 99.1

Rubicon Minerals Corporation

Annual Information Form
for the year ended December 31, 2014

  March 27, 2015

Table of Contents

CORPORATE STRUCTURE	4

Name, Address and Incorporation	4

Inter-Corporate Relationships	4

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND OTHER CAUTIONARY NOTES	5

Forward-Looking Statements	5

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources	6

Mineral Resources	7

Qualified Persons	7

Adjacent or Similar Mineral Properties	7

DOCUMENTS INCORPORATED BY REFERENCE	7

DATE OF INFORMATION	7

CURRENCY	7

GLOSSARY OF TERMS	8

Technical Terms	8

General Terms	10

Resources/Reserves Terms	12

GENERAL DEVELOPMENT OF THE BUSINESS	13

2014	13

Subsequent Events	14

2013	16

2012	17

GENERAL DESCRIPTION OF THE BUSINESS	18

RISK FACTORS	20

General	21

Accounting Policies and Internal Controls	30

Uncertainty of Acquiring Necessary Permits and Licenses	30

Environmental Quality Requirements	30

Management	31

MATERIAL MINERAL PROJECT	31

Phoenix Gold Property	31

OTHER PROJECTS	46

DIVIDEND RECORD AND POLICY	46

DESCRIPTION OF CAPITAL STRUCTURE	46

MARKET FOR SECURITIES	47

Trading Price and Volume	47

Prior Sales	48

DIRECTORS AND OFFICERS	48

Name, Occupation and Security Holding	48

Cease Trade Orders	52

Penalties and Sanctions	53

Conflicts of Interest	53

AUDIT COMMITTEE	54

Composition of the Audit Committee	54

Relevant Education and Experience	54

Audit Committee Oversight	54

Pre-Approval Policies and Procedures	54

External Auditor Service Fees (By Category)	55

LEGAL PROCEEDINGS	55

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	56

TRANSFER AGENTS AND REGISTRARS	56

MATERIAL CONTRACTS	56

NAMES AND INTERESTS OF EXPERTS	56

ADDITIONAL INFORMATION	58

SCHEDULE “A”	59

CORPORATE STRUCTURE

Name, Address and Incorporation

Rubicon Minerals Corporation (“Rubicon” or the “Company”) was incorporated on March 4, 1996 under the Company Act (British Columbia) and was transitioned on June 23, 2005 under the Business Corporations Act (British Columbia) (the “BCBCA”). The shareholders of the Company also passed special resolutions to remove the pre-existing company provisions, to alter the Company’s authorized share structure to provide for an unlimited number of common shares of the Company (“Common Shares”) and to adopt new Articles on June 23, 2005. On June 25, 2014, the Company’s shareholders passed a special resolution amending the Company’s Articles to include advance notice provisions. The Company has a fiscal year end of December 31.

The registered office of the Company is located at Suite 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, and its head office is located at 44 Victoria Street, Suite 400, Toronto, Ontario, M5C 1Y2.

Inter-Corporate Relationships

Rubicon owns, directly or indirectly, 100% of the issued and outstanding shares of the following six subsidiaries:

1.
0691403 B.C. Ltd. was incorporated under the BCBCA on March 31, 2004 and holds Rubicon’s interest in certain surface patents on the Phoenix Gold Property (as defined in the Glossary of Terms, below) in Red Lake, Ontario. This is the only material subsidiary of Rubicon.

2.
1304850 Ontario Inc. was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on September 14, 1998 and holds certain mineral properties that were acquired pursuant to a royalty acquisition agreement entered into in March 2003, along with other mineral properties that are owned by the Company and optioned out to other mineral exploration companies.

3.	Rubicon Minerals Nevada Inc. was incorporated under the BCBCA on May 1, 2007 and holds a 100% interest in Rubicon Nevada Corp.

4.	Rubicon Nevada Corp. was incorporated under the laws of the State of Nevada, on May 14, 2007 and holds all of the Company’s Nevada and Utah properties.

5.	Rubicon Alaska Holdings Inc. was incorporated under the OBCA on January 12, 2006 and formerly held beneficial title to all of the Company’s Alaskan properties.

6.	Rubicon Alaska Corp. was incorporated under the laws of the State of Alaska on December 19, 2006 and formerly held legal title to all of the Company’s Alaskan properties.

The following chart illustrates the Company’s structure, including the subsidiaries as described above (collectively, the “Subsidiaries”):

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CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS AND
OTHER CAUTIONARY NOTES

Forward-Looking Statements

This annual information form (“AIF”) contains statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding potential production being achieved in mid-2015, the Company’s plans in respect of the construction, development and outlook for the Phoenix Gold Project (as defined below) and the Company’s expectations in respect of the continuity, mineralization and grade of its deposits.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, that: the demand for gold and base metal deposits will develop as anticipated; the price of gold will remain at levels that will render the Phoenix Gold Project economic; operating and capital plans will not be disrupted by operational issues, power supply, labour disturbances, or adverse weather conditions; Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; Rubicon will continue to have the ability to attract and retain skilled staff; the mineral resource estimate as disclosed in the PEA (as defined below) will be realized; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: possible variations in mineralization, grade or recovery

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rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents and other risks of the mining industry; delays and other risks related to construction activities and operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions, programs and working capital requirements on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; market conditions and general business, economic, competitive, political and social conditions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

It is important to note that the information provided in this AIF is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is not based on a feasibility study demonstrating economic and technical viability does not provide adequate disclosure of the increased uncertainty and specific risks of failure associated with such a production decision.

Forward-looking statements contained herein are made as of the date of this AIF and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This AIF uses the terms “measured” and “indicated” mineral resources and “inferred” mineral resources. The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the US Securities and Exchange Commission (the “SEC”). The estimation of “measured” and “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. The estimation of “inferred” resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of a “measured”, “inferred” or “indicated” mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The inclusion of inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this AIF were reported using Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards.

Qualified Persons

The content of this AIF has been read and approved by Daniel Labine, P.Eng., Vice President, Operations, Howard Bird, B.Sc. (Hons.), P. Geo., Vice President, Exploration and Mark Ross, B.Sc., P.Geo., Chief Mine Geologist for Rubicon. All of these individuals are Qualified Persons as defined by NI 43-101.

Adjacent or Similar Mineral Properties

This AIF contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the SEC set forth in the SEC’s Industry Guide 7 strictly prohibit information of this type in documents filed with the SEC. The Company is exempt from the requirements of Industry Guide 7 pursuant to the Canada-US Multi-Jurisdictional Disclosure System. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

DOCUMENTS INCORPORATED BY REFERENCE

The amended and restated technical report titled, “Preliminary Economic Assessment for the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario” prepared by SRK Consulting (Canada) Inc. (“SRK”), dated effective June 25, 2013 and filed on SEDAR on February 28, 2014 (the “PEA”) is specifically incorporated by reference into and forms an integral part of this AIF and may also be obtained online on the SEDAR website at www.sedar.com.

DATE OF INFORMATION

All information in this AIF is as of December 31, 2014, unless otherwise indicated.

CURRENCY

All dollar amounts are expressed in Canadian Dollars, unless otherwise indicated.

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GLOSSARY OF TERMS

The following technical terms may be used in this AIF, and may appear capitalized or in lower case, without any difference in meaning.

Technical Terms

“anomaly” means any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

“assay” means an analysis to determine the presence, absence or quantity of one or more chemical components.

“Au” means gold.

“basalts” means a fine-grained igneous rock dominated by dark-colored minerals, consisting of plagioclase feldspars (over 50 percent) and ferromagnesian silicates.

“base metal” means a metal, such as copper, lead, nickel, zinc or cobalt.

“belt” means a specific elongate area defined by unique geologic characteristics.

“carbonate” means a rock composed principally of calcium carbonate (CaCO3).

“copper” means a ductile, malleable base metal with a myriad of uses in construction (piping, wire) and electronics due to its high electrical and thermal conductivity and good resistance to corrosion.

“diamond drilling/drill hole” means a method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

“dip” means the angle at which a stratum is inclined from the horizontal.

“F2 Gold System” means the mineral system composed of high-grade gold mineralization and a lower grade sulphide-rich zone, which currently has a strike length of approximately 1,200 metres (3,937 feet) and a depth extent of 1,453 metres (4,767 feet) below surface and remains open along strike and at depth. The system appears to at least partly correlate with a large Titan-24 chargeability anomaly. The anomaly extends laterally from the F2 Gold System for over 1,500 metres (approximately 5,000 feet), and to depths up to 750 metres (approximately 2,500 feet) – the current depth limit of the survey. As for the setting and style of this zone, it is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mine. The F2 Gold System is 420 metres southeast of the existing shaft and is entirely independent from the previous gold resource of the McFinley Gold Deposit.

“fabric” means the spatial arrangement and orientation of the components (crystals, particles, cement) of a sedimentary rock. The complete spatial and geometrical configuration of all those components that make up a deformed rock. It covers such terms as texture, structure, and preferred orientation.

“fault” means a fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

“feldspar” means a group of common rock-forming minerals that includes microcline, orthoclase, plagioclase and others.

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“felsic” means light-coloured silicate minerals such as quartz, feldspar and feldspathoids.

“ferromagnesian silicate” means silicate in which positive ions are dominated by iron, magnesium, or both.

“fold” means a bend, flexure, or wrinkle in rock produced when rock was in a plastic state.

“formation” means a body of rock identified by lithological characteristics and stratigraphic position.

“geology/geological” means the study of the Earth’s history and life, mainly as recorded in rocks.

“geophysical” means the study of the Earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a borehole or drill hole.

“gold” means a heavy, soft, ductile, malleable precious metal used in jewelry, dentistry, electronics and as an investment.

“g/t” means grams per metric tonne = 0.0292 troy ounce per short ton.

“igneous” means a classification of rocks formed from the solidification from a molten state.

“intrusive” means a body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

“komatiitic” means magnesium-rich ultramafic volcanic rock of high temperature origin.

“mafic” means an igneous rock composed chiefly of dark iron and manganese silicate minerals.

“magma” means naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both. These conditions may be met in general by a mixture containing as much as 65 percent crystals but no more than 11 percent dissolved gases.

“magnetic survey” means a geophysical survey conducted on the Earth’s surface that measures variations in the Earth's magnetic field caused by variations in rock type or geological structures.

“manganese” means a gray-white, hard, brittle metallic element. Symbol, Mn. Manganese does not occur uncombined in nature, but its minerals are widely distributed. Pyrolusite (MnO2) and rhodochrosite (MnCO3) are the most common minerals. Used to form many important alloys, esp. with steel, aluminum, and antimony; used in dry cells and glass, and in the preparation of oxygen, chlorine, and medicines.

“mapping” means the art and science of recording geological observations on a map.

“mineralization” means the concentration of metals and their chemical compounds within a body of rock.

“ore” means rock containing mineral(s) or metals that can be economically extracted to produce a profit.

“outcrop” means an exposure of bedrock at the surface.

“plagioclase” means any of a group of feldspars containing a mixture of sodium and calcium feldspars, distinguished by their extinction angles; crystal; triclinic.

“prospecting” means the art and science of searching for mineral deposits.

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“quartz” means a mineral composed of silicon dioxide.

“sediment” means solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

“sedimentary” means pertaining to or containing sediment or formed by its deposition.

“silicate” means a compound whose crystal structure contains SiO4 tetrahedra, either isolated or joined through one or more of the oxygen atoms to form groups, chains, sheets, or three-dimensional structures with metallic elements. Silicates were once classified according to hypothetical oxyacids of silicon.

“strike” means the direction or trend of a geologic structure.

“structure/structural” means pertaining to geological structure, i.e., folds, faults, etc.

“sulphide” means a group of minerals in which one or more metals are found in combination with sulfur/rock that has been sulphidized.

“tailings” means material rejected from a mill after most of the recoverable valuable minerals have been extracted.

“tholeiitic” means a type of basaltic rock that is characterized by the presence of low-calcium pyroxenes in addition to clinopyroxene and calcic plagioclase.

“Uchi Subprovince” means the Uchi Subprovince is a Neoarchean volcanic sequence in Manitoba, Canada. It is the southern margin of the North Caribou terrane and comprises a number of greenstone belts, which contains volcanic rocks that record some 280 million years of volcanism.

“ultramafic” means igneous rocks consisting mainly of ferromagnesian minerals to the exclusion of quartz, feldspar and feldspathoids.

“vein” means a thin sheet-like intrusion into a fissure or crack, commonly bearing quartz /a small vein or cluster of veins.

“volcanic” means rocks originating from volcanic activity.

General Terms

“AIF” means this annual information form, together with the documents incorporated herein by reference.

“Company” or “Rubicon” means Rubicon Minerals Corporation.

“LSFN” means Lac Seul First Nation.

“NI 43-101” means National Instrument 43-101: Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators.

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“NI 51-102” means National Instrument 51-102: Continuous Disclosure Obligations, issued by the Canadian Securities Administrators.

“NI 52-110” means National Instrument 52-110: Audit Committees, issued by the Canadian Securities Administrators.

“NYSE MKT” means the NYSE MKT LLC.

“PEA” means the amended and restated technical report titled, “Preliminary Economic Assessment for the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario” prepared by SRK, dated effective June 25, 2013 and filed on SEDAR on February 28, 2014.

“Phoenix Gold Project” is the development of an underground gold mine and mill with an initial potential production rate of approximately 1,250 tonnes per day, located on the Phoenix Gold Property, as described in the Phoenix Project Closure Plan that was filed in December 2011 pursuant to the Mining Act (Ontario), as further described under the heading “Material Mineral Projects” herein.

“Phoenix Gold Property” is the property containing the Phoenix Gold Project located in Bateman Township, Municipality of Red Lake, Ontario, Canada.

“Preliminary Economic Assessment” means a study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources.

“Preliminary Feasibility Study” is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

“Qualified Person” means, for the purposes of NI 43-101, an individual who

1.	is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining;

2.
has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice;

3.	has experience relevant to the subject matter of the mineral project and the technical report;

4.	is in good standing with a professional association; and

5.	in the case of a professional association in a foreign jurisdiction, has a membership designation that

(i)	requires attainment of a position of responsibility in their profession that requires the exercise of independent judgement; and

(ii)	requires

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A.	a favourable confidential peer evaluation of the individual’s character, professional judgement, experience, and ethical fitness; or

B.	a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

“TSX” means the Toronto Stock Exchange.

“TSX-V” means the TSX Venture Exchange.

“WFN” means Wabauskang First Nation.

Resources/Reserves Terms

“Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Reserve” is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are subdivided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves.

“Mineral Resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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“Probable Mineral Reserve” is the economically mineable material derived from a Measured and, in some circumstances, an Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. It is estimated with a lower level of confidence than a Proven Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

“Proven Mineral Reserve” is the economically mineable material derived from a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2014

In February 2014, the Company announced the following updates with respect to operational information:

•	Completion of the shaft sinking to a depth of 730 metres;

•
Lateral development had been initiated on the 244-metre level for diamond drilling. Vertical development on the 122-metre and 305-metre levels had commenced and will provide access for the ventilation system expansion;

•	Majority of the tailings management facility (“TMF”) development necessary for the first two years of operation was completed;

•	The completion of the construction of the required roads, a 200-person camp, a new power line and substation;

•
The mill building and the semi-autogenous grinding (“SAG”) and ball mill foundations were completed. The main components of the SAG and ball mill were delivered and received on site. Management had deferred some activities in the mill construction to preserve the Company’s strong balance sheet; and

•	The Company estimated projected gold production in 12-14 months following the completion of additional financing.

On February 11, 2014, the Company announced that it had entered into a US$75.0 million gold streaming agreement (the “Streaming Agreement”) with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”). Pursuant to the terms of the Streaming Agreement, among other things: (i) Royal Gold will provide Rubicon with a deposit of US$75.0 million to be used entirely towards the construction of the Phoenix Gold Project, (ii) Rubicon agrees to deliver 6.30% of the projected annual gold production from the Phoenix Gold Project until 135,000 ounces have been delivered, and 3.15% thereafter, and (iii) Royal Gold’s cash purchase price per ounce will be 25% of the spot price at the time of delivery. The deposit will be paid over five installments between the signing of the Streaming Agreement and

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project completion. Payment of the deposit is subject to the terms and conditions of the Streaming Agreement, including the receipt of committed financing sufficient to complete the Phoenix Gold Project. The Company granted Royal Gold a security interest in the assets of the Phoenix Gold Project to secure the deposit. As at December 31, 2014, US$62.6 million of the deposit had been received by the Company, with the balance received on February 23, 2015.

On February 28, 2014, the Company refiled the PEA, with an effective date of June 25, 2013.

On March 12, 2014, the Company closed a unit offering whereby a syndicate of purchased, on a bought deal basis, 74,290,000 units of the Company at a price of $1.55 per unit for gross proceeds of $115,149,500 that included the exercise of an over-allotment option in full. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. The net proceeds from the unit offering are being applied to further develop and construct the Phoenix Gold Project.

On July 23, 2014, the Company closed a bought deal financing of 7,060,000 flow-through common shares of the Company (the “Flow-Through Shares”) at a price of $1.70 per Flow-Through Share for aggregate gross proceeds to the Company of $12,002,000. The gross proceeds from the offering are being used to incur eligible Canadian Exploration Expenses.

On August 28, 2014, the Ontario Superior Court of Justice, Divisional Court, dismissed an application for judicial review that was previously filed by WFN in respect of the Company’s production closure plan for the Phoenix Gold Project. In December 2012, the Company had been named in an application for judicial review focused on the Province of Ontario’s authority to approve a production closure plan and challenging the discharge of the duty to consult. In March 2013, Rubicon and the Province of Ontario both consented to the request of the WFN to postpone their application for judicial review of the Company’s production closure plan of the Phoenix Gold Project, pending a decision of the Ontario Court of Appeal in Keewatin, which ultimately overturned the decision of the Ontario Superior Court in Keewatin, affirming Rubicon’s position that the application filed by WFN for judicial review of the Company’s production closure plan, was without merit.

On November 24, 2014, the Company entered into a Settlement Agreement (“Settlement”) and an Exploration Accommodation Agreement (“EAA”) with WFN. Under the Settlement, WFN agreed to discontinue its appeal against Rubicon regarding the August 28, 2014 decision made by the Ontario Divisional Court to dismiss the application for judicial review in respect of the Company’s production closure plan for the Phoenix Gold Project. In turn, the EAA was signed and terms of a potential benefits agreement were outlined in the Settlement. The EAA governs the Company’s exploration work on WFN lands, which includes the continuing exploration work being done at the Phoenix Gold Project.

Subsequent Events

On February 18, 2015, Rubicon’s option agreement with West Kirkland Mining Inc. (“West Kirkland”) in respect of the Company’s significant land package on the Long Canyon Trend in Nevada and Utah expired. Rubicon retains significant control over the majority of the Nevada claims and intends to explore options to obtain value from the property. See “Other Projects – Nevada and Utah, United States”.

In February 2015, the Company entered into certain agreements necessary to secure the remaining hydroelectric grid power for operations of the Phoenix Gold Project.

On March 17 and 18, 2015, the Company announced that it had entered into an agreement with a syndicate of underwriters, under which the underwriters agreed to buy on a bought deal basis by way of private placement, 19,600,000 flow-through common shares (the “Flow-Through Common Shares”) of the Company, at a price of $1.28 per Flow-Through Common Share for gross proceeds of $25,088,000.

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In addition, the Company also granted the underwriters an option, exercisable up to 48 hours prior to the closing of the offering, to purchase up to an additional 4,000,000 Flow-Through Common Shares for additional gross proceeds of up to $5,120,000 (resulting in aggregate of gross proceeds of up to $30,208,000). The gross proceeds from the offering will be used to incur eligible Canadian Exploration Expenses. The Offering is expected to close on or about April 9, 2015.

Phoenix Gold Project milestones achieved as at the date of this AIF included:

•
Mill construction is on schedule. The drive trains for the SAG and ball mill are installed, along with the Knelson concentrators. All structural steel in the mill is substantially complete. The carbon-in-leach tank shells have been welded and the top rings and platforms are being installed. The construction of the refinery, mill thickener and cyanide destruction circuits are progressing as planned. Piping and electrical work in the mill are ongoing;

•
The Company began to stockpile mineralized material on surface from underground stope development between the 305- and 244-metre levels. Some of the stockpiled material will be fed to the mill during the commissioning phase and the remainder will be used for the projected production phase;

•	The 685-metre level loading pocket construction continued;

•
Underground lateral and vertical development continues on the 122-, 183-, 244-, 305-, and 610-metre levels and the 685-metre loading pocket. Rubicon continues to recruit its own mining workforce with company crews currently developing the 122-, 183-, and 244- metre levels exceeding the productivity level achieved by previous contractors. In 2014, the Company has completed 4,096 metres of development;

•	The construction of the crushed ore bin has been completed. The TMF is ready to receive tailings for up to two years of potential production;

•	Various other on-site construction, including the substation expansion and compressor house construction, were ongoing during the quarter.

Construction and development of the Phoenix Gold Project remains on schedule for projected initial production in mid-2015, based on current knowledge and planning by management of the Company. In order to ensure adequate working capital to fund the ramp-up period, potential delays and cost overruns the Company will seek approximately $50 million of additional funding prior to the start of projected commercial production.

The Company is currently developing several stopes between the 305- and 122-metre levels, one of which is a test stope. The Company continues to stockpile mineralized material on surface from underground stope development and has approximately 3,400 tonnes of material on surface as of February 28, 2015. The Company expects to increase the rate of stockpiling in the coming months. Some of the stockpiled material will be fed to the mill during the commissioning phase and the remainder will be used for the projected production phase.

Mill construction remains on schedule. The major components and equipment of the mill circuit have been installed. Most of the work remaining in the mill is related to piping and electrical work.

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Once the Company has reached projected initial production and has secured the necessary working capital for the ramp up period, it will move to a commissioning phase which will include continued development and test work. Declaration of commercial production will be primarily based on achieving average throughput of 70% of 1,250 tpd or 875 tpd for at least 60 consecutive days.

The Company completed its 38,000 m infill drilling program on the 244m level at the end of 2014. This program was designed to convert a portion of the inferred mineral resource ounces in the upper section of the F2 Deposit to the indicated category, indicated mineral resource ounces to measured category and to potentially add inferred mineral resource ounces to the known mineral resource. The Company has commenced an exploration drift at the 610-metre level parallel to the deposit, to provide a proper platform for the sectional based drilling at 25 m drill hole spacings. Results from the drilling program confirm the Company’s expectations of the F2 Deposit with respect to continuity of mineralization and grade. Highlighted assay results from the 38,000m drill program with significant grade, released on January 7, 2015, include:

•	244L-154: 157.2 g/t Au over 1.5 m
•	244L-100: 14.8 g/t Au over 5.1m (including 43.3 g/t Au over 1.5 m)
•	244L-127: 47.3 g/t Au over 1.3 m
•	244L-164: 20.0 g/t Au over 2.4 m
•	244L-94A: 8.8 g/t Au over 1.7 m

The Company has continued with the definition drilling program at the 244-metre level, which will further tighten the drill hole spacings to 12.5 m or less. Details of historical drilling results are available on the Company’s web site at www.rubiconminerals.com.

The Company has commenced a 12,000-metre regional exploration program that will focus on the potential northern extension of the F2 Deposit. This program will follow up on the high-grade intercepts discovered from previous drilling. The target areas are located within 1.0 kilometre of planned underground development at the Phoenix Gold Project. Historical high-grade intercepts, mainly located in an area named the “Island Zone” include:

•	PZ-23: 70.1 g/t Au over 3.1 m
•	PZ-12: 28.7 g/t Au over 1.4 m
•	PZ-47: 22.2 g/t Au over 1.7 m
•	PZ-25: 15.8 g/t Au over 3.5 m
•	PZ-03: 15.5 g/t Au over 4.8 m
•	PZ-02: 15.0 g/t Au over 2.8 m

2013

On January 28, 2013, the Company provided an update on the construction and development of its Phoenix Gold Project. The Company reported that it continued to make good progress with the sinking of the shaft. The shaft bottom was at 610 metres below surface as of March 12, 2013 and the Company continued to evaluate the economics of the shaft extension and its use for further resource identification. The mill carbon-in-leach building foundation had been completed, as well as the erection of the steel framework. The Company planned to complete and release the summary of its updated mineral resource at the end of the first quarter of 2013. The report included data from over 100,000 metres of core drilling since late 2011.

On June 25, 2013, the Company announced positive results and highlights from a new Preliminary Economic Assessment and updated mineral resource estimate completed by SRK for the F2 Gold System, and the proposed filing of a technical report documenting the new Preliminary Economic Assessment and updated mineral resource estimate in accordance with the requirements of NI 43-101. Under the PEA, the Phoenix Gold Project base case demonstrated an after-tax internal rate of return of 27.0% and a 5%

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discounted after-tax net present value of $531 million, based on a 30-day trailing spot gold price assumption of US$1,385 per ounce and a CAD/USD exchange rate forecast assumption of 1.05:1.00.

Phoenix Gold Project development milestones achieved as at December 31, 2013 included:

•
Total shaft depth was 730 metres, the limit shaft sinking for the current development program. The 685-metre level loading pocket construction along with completion of the construction at the intermediate 337-metre level loading pocket were underway.

•	Conversion of the shaft from sinking mode to development and production mode was well advanced. The sinking buckets had been removed and replaced by the 10 tonne skips and underslung cages.

•	Foundations for the headframe loadout bin were complete and the bin construction were estimated be completed in the first quarter of 2014.

•	Lateral and vertical development was progressing on 122-metre and 305-metre levels for the permanent ventilation system.

•
Preliminary work had re-commenced on 244-metre and 305 metre levels to prepare for full scale development and diamond drilling activities upon completion of shaft outfitting and construction of underground and surface permanent muck loading facilities.

•	Work was substantially complete on concrete foundations for significant mill equipment located outside of the confines of the enclosed in mill building.

•	The “Actiflo” waste water treatment equipment was placed in final position and work continues to have this system commissioned in time for water discharge in the spring of 2014.

•	Work on earthworks required to establish the TMF and perimeter collection ditching required to allow start-up of future mining activities in compliance with legislated permits was well advanced.

•	All uninstalled major electrical equipment for the mill had been winterized and properly stored pending resumption of full scale mill construction.

2012

On February 29, 2012, the Company completed a bought deal equity financing. The Company offered 49,000,000 Common Shares by way of a short form prospectus at a price of $4.10 per share for aggregate gross proceeds to the Company of $200,900,000 to be used to advance the development of the Phoenix Gold Project and for working capital and general corporate purposes.

On March 21, 2012, the Company announced that the Ontario Ministry of Environment had accepted the Company’s amendments to the Permit to Take Water, the Industrial Sewage Certificate of Approval and the Air Certificate of Approval, pertaining to the Phoenix Gold Project. These final approvals, combined with its existing closure plan, were necessary for the Company to be fully permitted to develop, construct and operate a potential mining and milling facility for the Phoenix Gold Project.

On June 4, 2012, the Company announced that it had been advised by Agnico-Eagle that it had disposed of a significant portion of its shareholdings of the Company in the public markets and that Agnico-Eagle intended to make securities regulatory filings containing details of this disposition in due course.

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The Company updated certain drilling and operational information relating to the F2 Gold System on November 13, 2012. Results of the updated drilling information included 767.0 g/t gold over 1.0 metre, 278.4 g/t gold over 1.0 metre, and 24.1 g/t gold over 2.3 metres and extended gold system to depth over a mile below surface. With respect to operational information, the Company announced:

•
Continued work on optimization studies. The Company continued to prepare and review studies on the optimization of the existing PEA. The purpose is to evaluate different mining scenarios to refine and improve the currently proposed mining plan and economics.

•	Completion of the 2012 underground infill drilling program.

•	Shaft sinking progress with shaft bottom at 552m (1,810 feet) below surface, having advanced 186m since July 2012.

•	Continued evaluation of the cost/benefit of extending the shaft to approximately 1,000 metres.

•	Mill building foundation progress at 76% and the steel erection for the carbon-in-leach portion of the building having been commenced by December 31, 2012.

•	Delivery of long lead items such as the SAG and ball mills was on schedule for third quarter of 2013 and selection of the processing equipment progressing on schedule.

The Company decided to not complete the annual claim rentals for its Alaskan exploration properties, and therefore, retains no further interest in this property.

GENERAL DESCRIPTION OF THE BUSINESS

The Company is an advanced stage gold development company. The Company is focused on responsible and environmentally sustainable development of the Phoenix Gold Project. The start of projected initial production at the Phoenix Gold Project is mid-2015 based on current forecasts. The Phoenix Gold Project is fully permitted for projected initial production at 1,250 tonnes per day. The financial success of the Company is dependent upon its ability to develop the Phoenix Gold Project to potential gold production on a profitable basis.

Currently, the Company controls 70,297 acres of exploration ground in the Red Lake gold camp, in the province of Ontario. The Company also controls approximately 350 square miles of mineral property interests located near the Nevada-Utah border in the United States; however, at present, the Company is not dependent to any material extent on foreign operations. The Company does not have any assets or mineral properties that are in production or that contain a mineral reserve. Please refer to “Material Mineral Projects” for a description of the Company’s inferred mineral resource estimates.

The Company is nearing the completion of the construction and development of the Phoenix Gold Project. In 2013, the Company delivered an improved updated mineral resource estimate, with indicated resources totalling 1.129 million ounces of gold based on 4.12 million tonnes grading 8.52 g/t Au and inferred resources totalling 2.219 million ounces of gold based on 7.45 million tonnes grading 9.26 g/t Au.

The Company delivered a positive PEA with an effective date of June 25, 2013 and an issue date of February 28, 2014. In the PEA, the Phoenix Gold Project would potentially generate an after-tax internal rate of return and net present value of 27% and $531.0 million, respectively, based on a gold price assumption of US $1,385 per ounce, and a CAD/USD exchange rate of 1.05:1.

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Since the Company released the Preliminary Economic Assessment in 2013, Rubicon has conducted and completed a number of technical studies including a study assessing the crown pillar, a study and analysis of the results of a 38,000-metre infill and definition drilling program in the upper levels of the deposit, and a study and analysis of chip and muck samples collected from stope development. Rubicon is also currently studying and analyzing the data from a test stope. These additional technical studies conducted to date continue to support the Company’s view of the commencement of projected initial production in mid-2015.

The Company’s strategy is to become a mid-tier gold producer through the construction and development of the Phoenix Gold Project and increase the mineral resources through further exploration at its Phoenix Gold Project, its extensive Red Lake holdings, and Nevada-Utah land packages.

Specialized Skill and Knowledge
All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, engineering, operations, environmental, drilling, logistical planning and implementation of exploration and development programs, treasury, accounting and legal. While periods of increased activity in the resource mining industry can make it more difficult to locate competent employees and consultants in such fields, the Company has been able to locate and retain such employees and consultants and believes it will continue to be able to do so.

Competitive Conditions
The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial and technical facilities than itself. Competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for exploration in the future (see “Risk Factors”).

Business Cycles
The mineral exploration business is subject to mineral price cycles. The marketability of minerals and mineral concentrates and the ability to finance the Company on favourable terms is also affected by worldwide economic cycles.

Environmental Protection
The Company conducts exploration activities in the Canadian province of Ontario. Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds.

In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water.

All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed activities and a heightened degree of responsibility for companies and their officers, directors, employees and contractors.

If environmental assessments are triggered, they can cause delay to the decision as to whether or not the relevant exploration property will be placed into production. To the best of the Company’s knowledge, all of the Company’s activities are in compliance in all material respects with applicable environmental legislation.

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There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The financial and operational effects of environmental protection requirements have been identified in the PEA and budgeted as part of the on-going development program.

As at December 31, 2014, the Company has deposited $3,403,422 with the Ministry of Northern Development and Mines (“MNDM”) as financial assurance for future estimated remediation costs associated with the near-term development of the Phoenix Gold Project. On December 2, 2011, the MNDM accepted and approved the Company’s production closure plan for the Phoenix Gold Project. Additional financial assurance instalments will have to be provided to MNDM, pursuant to the production closure plan, to ensure that financial assurance is provided for each project component before it is constructed.

Employees
As at December 31, 2014, the Company and its subsidiaries had 124 full-time employees. The Company also relies on consultants and contractors to carry out many of its activities and, in particular, to carry out project development activities and to supervise work programs on its mineral properties.

Foreign Operations
The Company is not carrying out work at its foreign operations to any material extent. Although it has exploration properties in Nevada and Utah, the Company’s main focus is on exploration of its Phoenix Gold Property in Ontario, Canada.

Social or Environmental Policies
The Company is, and has been, carrying out exploration and development in Canada, principally in the Province of Ontario. Such activities are subject to various laws, rules and regulations governing the protection of the environment, including posting of reclamation bonds. Management has adopted and is committed to a Health, Safety and Environmental Policy designed to ensure that it continues to comply with or exceed all environmental regulations currently applicable to it. To the best of the Company’s knowledge, all of the Company’s activities are in compliance in all material respects with applicable environmental legislation. A copy of the Health, Safety and Environmental Policy can be found on the Company’s website at www.rubiconminerals.com.

In addition, Rubicon is currently a party to separate Exploration Accommodation Agreements with each of LSFN and WFN, covering certain of Rubicon’s Red Lake area properties that are located on lands considered by LSFN and/or WFN to be their traditional territory.

Consistent with its continuing consultation with the Aboriginal Communities whose traditional territory includes Red Lake, Rubicon developed its Aboriginal Policy. A copy of the Aboriginal Policy can be found on the Company’s website at www.rubiconminerals.com.

RISK FACTORS

An investment in Common Shares involves a high degree of risk and must be considered a highly speculative investment due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to turn a profit from production. An investor should carefully consider the risk factors described below, together with all of the other information included or incorporated by reference in this AIF.

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The risks described below are not the only ones which may affect the Company. Additional risks that the Company currently does not foresee or believes to be immaterial may become important factors that affect the Company’s business. If any of the following risks occur, or if others occur, the Company’s business, operating results and financial condition could be materially adversely affected and investors may lose all of their investment. Details of the risk factors identified under this heading and “Forward- Looking Statements” in this AIF should be carefully reviewed and evaluated by prospective investors before purchasing Common Shares.

General

The Company is subject to a number of risks due to the nature of its business and the present stage of development of business. The following factors should be considered:

The Company’s properties contain no known mineral reserves.
All of the Company’s properties are in the exploration stage, meaning that the Company has not determined whether such properties contain “mineral reserves”. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered mineral reserves. The resource estimates contained in the PEA are inferred and indicated resource estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve. Further, the PEA is preliminary in nature, and actual capital costs, operating costs, production, economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ from those described in the PEA, and there can be no assurance that actual costs will not be higher than anticipated. Substantial additional work, including mine design and mining schedules, metallurgical flow sheets and process plant designs, would be required in order to determine if any economic deposits exist on the Company’s properties. Substantial expenditures would be required to establish mineral reserves through drilling and metallurgical and other testing techniques. The costs, timing and complexities of upgrading the mineralized material at the Phoenix Gold Project to proven or probable reserves may be greater than the Company anticipates and may not be undertaken prior to development, if at all. Failure to discover economically recoverable reserves on a mineral property will require the Company to write-off the costs capitalized for that property in its financial statements. No assurance can be given that any level of recovery of any mineral resources will be realized or that any identified mineral deposit will ever qualify as a commercially mineable ore body that can be legally and economically exploited.

The Company’s properties, including the Phoenix Gold Property, may not be brought into a state of commercial production.
Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render resources and deposits containing relatively lower grades of mineralization uneconomic. There is no assurance that the Company’s mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties, including the Phoenix Gold Property, and several years may pass between the discovery of a deposit and, if at all, its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits.

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If the Phoenix Gold Property is brought into a state of commercial production, the Company will be subject to risks relating to mining operations.
Risks involved in mining operations include unusual and unexpected geologic formations, difficult ground conditions, seismic activity, cave-ins, flooding and other conditions involved in the drilling and removal of any material, any of which could result in damage to life or property, environmental damage and possible legal liability. Further, weather conditions over a prolonged period can adversely affect production, mining and drilling operations and the timing of earning revenues.

The Company has a history of losses, and it anticipates continuing to incur losses for the foreseeable future.
The Company has a history of losses and has no revenues from operations. None of the Company’s properties is currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all. The Company has experienced, on a consolidated basis, losses in the past three years of its operations, including net losses of $11,155,000, $8,183,000, and $10,366,650 in the years ended December 31, 2014, 2013, and 2012, respectively. As at December 31, 2014, the Company’s deficit was $104,227,000. The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis. It could be years before the Company receives any revenues from any production of metals, if ever. If the Company is unable to generate significant revenues with respect to its properties, the Company will not be able to earn profits or continue operations.

Gold and commodity prices are subject to change, and a substantial or extended decline in such prices could materially and adversely affect the value of the Company’s mineral properties and potential future results of operations and cash flows.
The Company’s future profitability and the viability of development depend in part upon the world market price of gold. Prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The price of gold is influenced by factors including industrial and retail supply and demand, exchange rates, inflation rates, changes in global economies, confidence in the global monetary system, forward sales of gold and other metals by producers and speculators as well as other global or regional political, social or economic events. The supply of gold and other metals consists of a combination of new mine production and existing stocks held by governments, producers, speculators and consumers, which could increase due to improved mining and production methods. Gold prices have fluctuated widely in recent years. If the market price for gold falls significantly, it could affect the Company’s decision to proceed with further exploration or development and could materially and adversely affect the Company’s ability to obtain additional financing for the development of the Phoenix Gold Project and the Company’s working capital requirements should the circumstances require. Failure to obtain sufficient financing, if required, may result in delaying or the indefinite postponement of the development of the Phoenix Gold Project. Furthermore, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for them. The Company does not presently have a gold hedging policy in effect. A decline in the market price of gold may also require the Company to reduce its mineral resources, which could have a material adverse effect on the Company’s value. Prices and availability of commodities consumed or used in connection with exploration and development and mining, such as natural gas, diesel, oil and electricity, also fluctuate, and these fluctuations affect the costs of production at various operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a material adverse impact on the Company’s operating costs or the timing and costs of various projects.

Estimates of mineral resources are based on interpretation and assumptions and are inherently imprecise.
The mineral resource figures referred to in the PEA and this AIF have been determined and valued based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In

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addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The grade of the reported mineral resource estimates are uncertain in nature and it is uncertain whether further technical studies will result in an upgrade to them. Further drilling on the mineralized zones is required to complement the current bulk sample and add confidence in the continuity of mineralized zones in comparison to the current block model. Any material change in the quantity of mineralization, grade or ore to waste ratio or extended declines in market prices for gold and precious metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

The Company’s mineral property rights are subject to title risks.
The Company’s mineral property rights may be subject to prior unregistered agreements, transfers and claims and title may be affected by, among other things, undetected defects. Title to, and the area of, the mineral interests held by the Company may be disputed. Challenges to the title of the properties in which the Company may have an interest, if successful, could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. The confirmation of title to resource properties is a very detailed and time-consuming process and the Company has not conducted surveys of all of its mineral property interests in which it holds direct or indirect interests and no assurances can be given that there are no title defects affecting the Company’s properties. Title insurance generally is not available for mining claims and other types of mineral tenure in Canada, and the Company’s ability to ensure that it has obtained secure title to individual mineral properties may be severely constrained. Undetected defects could adversely affect the Company’s title to its properties or delay or increase the cost of the development of its mineral property rights.

The Company’s land in Canada could be subject to Aboriginal title and rights claims.
Aboriginal title and rights may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred on the Company. The Company is not aware of any current treaty land entitlement claims or Aboriginal land claims having been formally asserted or any legal actions relating to Aboriginal issues having been instituted with respect to the Phoenix Gold Property. There can be no assurance that treaty or Aboriginal rights will not be asserted in the future in respect of the Phoenix Gold Property, or any of the Company’s other properties. In addition, other parties may dispute the Company’s title to its properties and its properties may be subject to prior unregistered agreements or transfers or land claims by Aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions. Any claims of which the Company is notified in the future could have a material adverse effect on its right to the properties to which the claims relate and, as a result, on the Company’s business, operating results and financial condition.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.
The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various national, provincial, territorial and local governmental authorities. Although the Company currently holds all material approvals which it requires in order to carry out its current drilling and underground program on the Phoenix Gold Property, including approval of the closure plan by the MNDM, the Company cannot be certain that it will receive the necessary permits on acceptable terms to conduct further exploration and to develop such property. In particular, the Company has been granted the material permits required for an average production rate of 1,250 tpd and is evaluating the permit amendments required for the increased projected production rate to approximately 2,500 tpd as contemplated in the PEA. There can be no assurance that the Company will be able to obtain all necessary licenses and permits

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that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could increase the Company’s costs and delay its activities, and could have a material adverse effect on the Company.

The mineral resource industry is intensely competitive.
The mineral resource industry is intensely competitive in all of its phases. Much of the Company’s competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties, its working capital requirements, or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.
Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in the Company’s exploration, development and mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents. It is not always possible to obtain insurance against all such hazards and the Company may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against environmental pollution or other hazards as a result of exploration and production is not generally available to the Company, or to other companies in the mining industry, on acceptable terms. Although the Company maintains insurance to protect against certain hazards in such amounts as it considers reasonable, its insurance will not cover all potential hazards associated with its operations, and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company. In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company’s operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the closing of certain of the Company’s mining operations. If claims and lawsuits or governmental investigations or proceedings are finally resolved against the Company, the Company’s financial performance, financial position and results of operations could be materially adversely affected.

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The Company may face equipment shortages, access restrictions and a lack of infrastructure.
Natural resource exploration, development, processing and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment could have a material adverse effect on the Company’s operations and financial results. Natural resource exploration, development, processing and mining activities also depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The Company will need sufficient infrastructure to commence and continue mining operations at the Phoenix Gold Property. Unusual or infrequent weather phenomena, sabotage, civil disobedience, government or other interference in the maintenance or provision of such infrastructure could also adversely affect the Company’s operations, financial condition and results of operations.

The Company is subject to government regulation.
Exploration, development and production activities on the Company’s properties are subject to extensive federal, provincial, state and local laws and regulation governing various matters, including: government regulations relating to such matters as environmental protection, health, safety, labour; best exploration practices; management and use of toxic substances and explosives; management of tailings and other waste generated by the Company’s operations; management of natural resources; exploration, development of mines, production and post-closure reclamation; price controls and export limitations; maintenance of claims; tenure; and expropriation of property. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or U.S. state in which it is carrying out work. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

The Company’s operations are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.
Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. In Ontario, legislation and regulations implemented by the MNDM and the Ministry of Natural Resources (“MNR”) directly affect the mining industry in the province of Ontario where the Company holds its material mineral claims. The Company can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing. The Acts and Regulations which guide exploration activity in Ontario include the Mining Act, Public Lands Act, Forest Fires Prevention Act, Lakes and Rivers Improvement Act, Crown Forest Sustainability Act, Fish and Wildlife Conservation Act, Occupational Health and Safety Act, Health Protection and Promotion Act, Environmental Protection Act, Ontario Water Resources Act and the regulations to the Gasoline Handling Act. In the United States, federal initiatives are often administered and enforced through state agencies operating under parallel state statutes and regulations. Federal laws and regulations adopted and administered by the U.S.

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Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal and state agencies, and laws and regulations such as the Federal Clean Water Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act, Resource Conservation and Recovery Act, Safe Drinking Water Act, Endangered Species Act, Migratory Bird Treaty Act, Bald and Golden Eagle Protection Act, National Environmental Policy Act, National Historic Preservation Act, Native American Graves Protection and Repatriation Act, Archaeological Resources Protection Act, and Paleontological Resources Preservation Act, and their state counterparts and similar statutes, have a direct bearing on U.S. exploration and mining operations. Numerous federal and state governmental authorities have the power to enforce compliance with these laws and regulations and the permits issued under them, and their interpretation and enforcement of these laws, regulations and permits have tended to become more stringent over time. The approval process in the United States is increasingly cumbersome, time- consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material effect on exploring, and mining the Company’s properties. In particular, compliance with statutory environmental quality requirements may require significant capital investments, that significantly affect the Company’s earning power, or cause material changes in the Company’s intended activities. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil or criminal penalties; the imposition of investigatory, remedial or monitoring obligations; and the issuance of injunctions limiting or prohibiting some or all of the Company’s operations. These laws and regulations will make the process for preparing and obtaining approval of a plan of operations much more time-consuming, expensive, and uncertain. Plans of operation will be required to include detailed baseline environmental information and address how detailed reclamation performance standards will be met. In addition, all activities for which plans of operation are required will be subject to a standard of review by the Bureau of Land Management, which must make a finding that the conditions, practices or activities do not cause substantial irreparable harm to significant scientific, cultural, or environmental resource values that cannot be effectively mitigated.

Environmental standards imposed by federal, provincial, state, or local governments may be changed or become more stringent in the future, which could force the Company to suspend, or cease altogether, its Canadian and U.S. operations and which would materially and adversely affect the Company’s business and results of operations. While the estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping, environmental hazards may exist on the Company’s properties, which hazards are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. On the Phoenix Gold Property, a number of mine structures (hoist, head frame) and mine features (unused tailings and settling ponds, rock dumps and processing plant) used by the previous owners to gain underground access and stockpile mill feed remain. The mill was never fully commissioned, and only 2,500 tons of mill feed were processed. The Company conducts on-going activities in accordance with government legislation to ensure the site is safe and secure and in accordance with the closure plan for the development and production phase approved by the MNDM in December 2011. Future compliance with environmental reclamation, closure and other requirements, particularly if the Company transitions from exploration to production and with respect to hazards presently unknown to the Company, may involve significant costs and other liabilities.

If the Company is unable to retain key members of management, the Company’s business might be harmed.
The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its senior management, including: Michael Lalonde, President and CEO; Nicholas Nikolakakis, Vice President and CFO; Daniel Labine, Vice President, Operations; Glenn Kumoi, Vice President, General Counsel and Corporate Secretary; Howard Bird, Vice President, Exploration; and Allan Candelario, Vice President, Investor Relations. The Company currently does not, and does not intend to, maintain key person insurance for these individuals. The loss of any one or more of the senior management could have a negative impact on the Company’s business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior

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management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

Conflicts of interest may arise among the Company’s directors as a result of their involvement with other mineral resource companies.
Certain directors of the Company are directors of, or may become associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any interest which they may have in any project or opportunity of the Company, but each officer or director has the identical obligation to other companies for which such officer or director serves as an officer or director.

The Company may be required to seek additional financing to fund its business, which financing may not be available on acceptable terms, if at all.
Unforeseen events, circumstances or changes of scope in the Company’s projects may require the Company to seek additional financing. The Company has no operating revenues, has significant operational expenses and there is no assurance that the Company will be successful in obtaining any required additional financing through equity, debt or other means, if required, or that such additional funding will be available on terms acceptable to the Company. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing debt and equity market conditions, the price of gold and the business performance of the Company. In addition, the Company has granted Royal Gold a security interest over the assets of the Phoenix Gold Project in connection with the Streaming Agreement, which could make debt financing on favorable terms more difficult to arrange. Furthermore, there is no certainty that the Company will be able to meet its gold delivery obligation thereunder. Failure to obtain sufficient financing, if required, may result in delaying or the indefinite postponement of the development of the Phoenix Gold Project or could result in the Company being forced to sell some of its assets on an untimely or unfavorable basis. Any such delay or sale could have a material adverse effect on the Company’s financial condition, results of operations and liquidity. If the Company raises additional funds through the sale of equity securities or securities convertible into equity securities, shareholders may have their equity interest in the Company diluted.

Future litigation may impact the Company.
Due to the nature of its business, the Company may, in the future, be subject to claims (including class action claims and claims from government regulatory bodies) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed upon appeal. While the Company is presently unable to quantify its potential liability under any of the above heads of damage, such liability may be material to the Company and may materially adversely affect its ability to continue operations. The Company maintains liability insurance to cover certain portions of these potential claims; however, the Company’s liability insurance may not fully cover such claims.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.
The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company and its directors and officers may be limited due to the fact that the Company is incorporated outside of the United States, a majority of such directors and officers reside or are organized outside of the United States and their assets may be located outside the United States. There is uncertainty as to whether foreign courts would: (a) enforce

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judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the United States federal securities laws; or (b) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.

The Company has never paid dividends and does not expect to do so in the foreseeable future.
The Company has no history of earnings and as such the Company has not paid dividends on its Common Shares since incorporation and does not expect to do so in the foreseeable future. Payment of any future dividends will be at the discretion of the board of directors after taking into account many factors, including operating results, financial condition and anticipated cash needs.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.
Global financial conditions continue to be characterized by volatility. Following the credit crisis that began in 2008, global markets continue to be adversely impacted by generally poor European economic conditions and high fuel and energy costs. Many industries, including the mining industry, are impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including the ongoing US debt situation, European debt situation, a rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the volatility of currency exchanges, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

The Company’s Common Share price has been volatile in recent years.
In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Common Shares fluctuated from a high of $1.89 to a low of $0.90 per share on the TSX and from a high of US$1.71 to a low of US$0.81 on the NYSE MKT during the financial year ended December 31, 2014. See “Market for Securities – Trading Price and Volume”.

There can be no assurance that continual fluctuations in price will not occur. The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity. Securities class-action litigation often has been brought against

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companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The exercise of outstanding Options or other Equity-Based Securities may result in dilution to the Company’s holders of Common Shares.
The issuance of Common Shares upon the exercise of the Company’s outstanding stock options (“Options”) or other equity-based securities will result in dilution to the interests of stockholders, and may reduce the trading price of the Common Shares. As at the date of this AIF, there were 17,733,947 Options to acquire Common Shares outstanding, along with 506,767 restricted share units (“RSUs”) and 1,480,263 performance share units (“PSUs”). The RSUs and PSUs have been issued pursuant to the Company’s long-term incentive plan (the “LTIP”), which was approved by the Board on March 18, 2015, but is still subject to TSX and shareholder approval. To the extent that these Options or other equity-based securities are exercised, dilution to the interests of our stockholders will likely occur. Additional Options and other equity-based securities may be issued in the future. Exercises of such Options and other equity-based securities, or even the potential of their exercise may have an adverse effect on the trading price of the Common Shares. The holders of Options are likely to exercise them at times when the market price of the Common Shares exceeds the exercise price of the securities. Accordingly, the issuance of Common Shares upon exercise of outstanding Options will likely result in dilution of the equity represented by the then outstanding Common Shares held by other shareholders. Holders of Options can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to the Company than the exercise terms provided by such Options.

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute investors’ voting power and reduce the Company’s earnings per share.
The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding Options and other equity-based securities may also result in dilution to security holders. The board of directors of the Company has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is possible that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

The Company may be a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. shareholders.
U.S. investors should be aware that the Company believes it was classified as a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) during the tax year ended December 31, 2014, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for the current tax year and in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of shares of the Company, or any so-called “excess

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distribution” received on its shares of the Company, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective election to treat the Company (and/or a Subsidiary PFIC) as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) or a “mark-to-market” election with respect to the shares of the Company. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the shares of the Company over the shareholder’s basis therein. Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of shares of the Company.

Accounting Policies and Internal Controls
The Company prepares its financial reports in accordance with International Financial Reporting Standards. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

Uncertainty of Acquiring Necessary Permits and Licenses
The Company was granted the production closure plan on December 2, 2011, and the remaining material permits required for the projected production phase (as contemplated in the PEA) of the Phoenix Gold Project were received in Q1 of 2012. The operations of the Company will still require certain non- material approvals from various governmental authorities as the development continues. While construction and development continues under the production closure plan and other permits, there can be no assurance that the Company will be able to obtain all necessary currently unanticipated licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or failure to obtain such licenses and permits, or failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Environmental Quality Requirements
Legislation and regulations implemented by the MNDM, the Ministry of the Environment (“MOE”) and the Ministry of Natural Resources (“MNR”), Environment Canada and the Department of Fisheries and Oceans directly affect the mining industry in the province of Ontario where the Company holds its material mineral claims. The Company can carry out exploration and development work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing.

The Acts and Regulations which guide exploration and development activity in Ontario include the Mining Act, Public Lands Act, Forest Fires Prevention Act, Lakes and Rivers Improvement Act, Crown Forest Sustainability Act, Endangered Species Act, Fish and Wildlife Conservation Act, Occupational Health and Safety Act, Health Protection and Promotion Act, Environmental Protection Act, Ontario Water Resources Act and the regulations to the Gasoline Handling Act. The Company remains current with evolving legislation, including the modernization of Ontario’s Mining Act and the regulations thereunder to maintain regulatory compliance.

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Management
The Company is dependent upon a number of key officers, employees and directors. During 2014, Michael Lalonde held the position of the President and Chief Executive Officer. Other key officers of the Company were: Nicholas Nikolakakis, Vice President and Chief Financial Officer; Daniel Labine, Vice President, Operations; Glenn Kumoi, Vice President General Counsel and Corporate Secretary; and Howard Bird, Vice President, Exploration.

Effective January 1, 2015, Allan Candelario was promoted from Director, Investor Relations to Vice President, Investor Relations.

The Company has entered into management contracts with Messrs. Lalonde, Nikolakakis, Labine, Kumoi, Bird and Candelario. See “Directors and Officers”. The Company does not maintain key person insurance on any of its management members. The loss of any one or more of the named officers and employees could have an adverse effect on the Company.

MATERIAL MINERAL PROJECT

Phoenix Gold Property

The Phoenix Gold Property is the Company’s only material mineral property. Please refer to the PEA incorporated by reference herein, for detailed disclosure relating to:

•	Project Description and Location;
•	Accessibility, Climate, Local Resources, Infrastructure and Physiography;
•	History;
•	Geological Setting;
•	Exploration;
•	Mineralization;
•	Drilling;
•	Sampling and Analysis;
•	Security of Samples;
•	Mineral Resource and Mineral Reserve Estimates;
•	Mining Operations; and
•	Exploration and Development.

The following is the extracted summary section from the PEA prepared by Sebastien B. Bernier, P.Geo., Glen Cole, P.Geo., Daniel Hewitt, P.Eng., Stephen Taylor, P.Eng., and Pierre Roy, P.Eng., each of whom is a Qualified Person and “independent” as such term is defined in NI 43-101 and is subject to any updated information contained elsewhere in this AIF. The PEA is incorporated by reference herein and for full technical details, reference should be made to the complete text of the PEA.

The following summary does not purport to be a complete summary of the Phoenix Gold Project and is subject to all the assumptions, qualifications and procedures set out in the PEA and is qualified in its entirety with reference to the full text of the PEA. Readers should read this summary in conjunction with the PEA.

“Introduction

The Phoenix gold project is a development mining project located in the gold mining district of Red Lake, Ontario, Canada. It is located approximately 265 kilometres (km) northeast of Winnipeg, Manitoba. Rubicon Minerals Corporation (Rubicon) wholly owns 100 percent (%) of the Phoenix gold project

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subject to a 2% net smelter return (NSR) royalty on the majority of the water portions of the property. Rubicon has the Option to acquire a 0.5% interest in the NSR for US$675,000 at any time, in which case the NSR would be reduced to 1.5%.

This technical report documents a preliminary economic assessment prepared by SRK Consulting (Canada) Inc. (SRK) for the Phoenix gold project. The report also documents a Mineral Resource Statement prepared for the project. This technical report was prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1 and supersedes all prior technical reports prepared for the Phoenix gold project.

The preliminary economic assessment reported herein is a collaborative effort between Rubicon and SRK personnel. SRK was responsible for most of aspects of the study; Soutex Inc. (Soutex) was responsible for the mineral processing aspect of the study.

The projected mining method, potential production profile and plan, and mine plan referred to in this preliminary economic assessment are conceptual in nature and additional technical studies will need to be completed in order to fully assess their viability. There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a feasibility study carries additional potential risks, which include, but are not limited to, the inclusion of Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and allow decisions regarding future targeted production.

Property Description and Location
The Phoenix gold project is located in the southwestern part of Bateman Township within the Red Lake mining district of northwestern Ontario, Canada. The total area of the mineral tenure is 510.4 hectares.

The Phoenix gold project is centred on the historical McFinley shaft (now called the Phoenix shaft). The Phoenix gold project consists of 31 contiguous KRL or K numbered blocks.

The project site is accessible via an eight-kilometre gravel road accessed from the community of Cochenour, part of the Municipality of Red Lake. Located on East Bay of Red Lake, the project is also easily accessible by water.

History
The exploration and mining history of the Red Lake mining district dates back to 1925, when significant gold was first discovered by prospector L. B. Howey. The Phoenix gold property (previously known as the McFinley property) was initially staked and owned by McCallum Red Lake Mines Ltd. in 1922. After a series of ownership changes, Rubicon Optioned the property from Dominion Goldfields Corporation in two agreements in 2002. The surface rights of the Patented Claims are now owned by 0691403 B.C. Ltd., a wholly owned subsidiary of Rubicon.

Geological Setting and Mineralization
The Phoenix gold project is located in the Uchi Subprovince of the Superior Province of the Canadian Precambrian Shield. Within the Uchi Subprovince, the Red Lake Greenstone Belt is host to one of Canada’s preeminent gold producing districts with more than 26 million ounces of gold produced since the 1930s.

The tholeiitic and komatiitic metabasalts of the Balmer Assemblage, dated approximately between 3,000 and 2,988 million years before present (Ma), are the oldest volcanic rocks in the greenstone belt and host the major lode gold deposits in the Red Lake district. The lower and middle portions of the Balmer

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Assemblage are the host rocks for the major gold deposits of the Red Lake camp. The Phoenix gold project is underlain by the Balmer Assemblage, which is comprised of three sequences dominated by tholeiitic mafic volcanic rock, separated by distinct marker horizons of felsic and ultramafic volcanic rocks.

A strong north-northeast–trending structural fabric through the area is considered part of the East Bay Deformation Zone (EBDZ), which dominates the geology of the Phoenix gold project. The EBDZ is manifested by a well-developed, northeast-striking penetrative foliation (S1), which displays progressively steeper dips eastwards as the boundary with the adjacent F2 dominated domain is approached (eastern flank of the EBDZ). The property is interpreted to largely represent limb domains parallel to F1 structures. In the area of the existing mine shaft, the F1 foliation and the geological sequence dip approximately 50 degrees to the northwest whereas towards the southeast, in the area of the F2 gold system, which occupies the core of the EBDZ, the foliation dips are subvertical to steep northwest.

Three-dimensional lithological and structural modelling was completed by SRK to enable the recognition of faults and potential controlling structures on gold mineralization in the core zone of the F2 gold system.

Gold mineralization in the F2 gold system itself is characterized by vein and sulphide replacement styles that are preferentially hosted along the boundaries of two main rock types – HiTi basalts (high iron tholeiites) and felsic intrusive rocks (bounding units) – with additional mineralization associated with crosscutting structures. Gold, however, is distributed through all of the adjacent rock types, with the majority contained within the HiTi basalt.

In the F2 gold system, intense potassic alteration (biotite) is accompanied by variable amounts of carbonate, silica alteration, and quartz-carbonate veining. The amount of alteration throughout the F2 gold system is indicative of a robust hydrothermal system likely related to the observed gold mineralization. Gold mineralization domains were modelled in Leapfrog and GoCad software based on gold grade, structural trends, and lithological contacts. The main domains of the F2 gold system consist of 18 lower grade domains and 31 high-grade domains. The hanging wall domains consist of seven lower grade domains.

Exploration and Drilling
Since acquiring the Phoenix gold project in 2002, Rubicon has conducted an extensive exploration program, which includes geological mapping, re-logging of selected historic boreholes, digital compilation of available historical data, ground and airborne magnetic surveys, mechanical trenching, channel sampling, bathymetric survey, airborne high resolution resistivity and induced polarization (DCIP), Titan 24 geophysical survey, petrographic study, topographic survey, data modelling and processing, along with numerous drilling programs.

Since 2002 and up to November 1, 2012, Rubicon has completed 428,710 metres (m) of core drilling (229,164 m of surface drilling and 199,145 m of underground drilling) on the Phoenix gold project. During this period, 355,611 m were drilled on the F2 gold system.

In the opinion of SRK, the sampling procedures used by Rubicon are consistent with generally accepted industry best practices and the resultant drilling pattern is sufficiently dense to interpret the geometry and the boundaries of the gold mineralization with confidence. All drilling sampling was conducted by appropriately qualified personnel under the direct supervision of appropriately qualified geologists. Rubicon has postponed planned exploration to focus on the shaft construction.

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Sample Preparation, Analyses and Security
All analytical or testing laboratories used are independent of Rubicon. Various analytical laboratories have been used by Rubicon over time. Samples collected before 2008 were sent to either the ALS Minerals (ALS) preparation lab in Thunder Bay, Ontario, or its analytical lab in Vancouver, British Columbia, or to Accurassay Laboratories (Accurassay), Thunder Bay, Ontario. Since January 2008, assays have been conducted by SGS Mineral Services (SGS) in Red Lake, Ontario. Umpire check assays have been completed on 5 % of these assays since January 2010 and were analyzed by ALS.

Prior to 2009, gold was analyzed using the fire assay process (with an atomic absorption or ICP finish) on a 30-gram subsample. If the sample contained greater than 10 grams per tonne (gpt) gold, it was sent for a gravimetric finish. Starting in October 2009, the assay subsample size was increased to 50 grams. Since 2009, core samples were also assayed for a suite of 50 trace elements using a multi-acid digestion followed by inductively coupled plasma atomic emission spectroscopy.

The analytical quality control program developed by Rubicon is appropriate for this exploration project and was overseen by appropriately qualified geologists. In the opinion of SRK, the exploration data from the Phoenix project were acquired using sample preparation, sample analyses, and security measures that are consistent with generally accepted industry best practices and are, therefore, adequate for resource delineation. After review, SRK considers that the sampling approach used by Rubicon did not introduce a sampling bias.

Data Verifications
Rubicon’s exploration work was conducted under a quality management system involving all stages of exploration, from drilling to data management. All field data were recorded digitally using standardized templates that ensure all relevant information was captured. Borehole data are reviewed by ioGlobal Pty Ltd. for quality assurance and quality control. Various levels of descriptive input were recorded, with appropriate validation procedures in place.

In accordance with National Instrument 43-101 guidelines, SRK visited the Phoenix gold project on various occasions between October 2011 and April 2013. At the time of the visits, underground drilling activities were ongoing on the project. The purpose of the site visits was to ascertain the geological setting of the project, witness the extent of exploration work carried out on the property, and assess logistical aspects, and other constraints relating to conducting mining activities in this area. SRK reviewed the exploration database and validation procedures, reviewed exploration procedures, defined geological modelling procedures, examined drill core, and interviewed project personnel.

Assay results for sample blanks and certified reference materials collected by Rubicon were summarized by SRK on time series plots to highlight the performance of the control samples. Paired data (field duplicates and umpire check assays) were analyzed using bias charts, quantile-quantile, and relative precision plots.

In the opinion of SRK, the results of the analytical quality control data received from SGS from 2008 to 2012 are sufficiently reliable for the purpose of resource estimation. Exploration data from before 2008 was not used for mineral resource estimation purposes.

Mineral Resource Estimates
The Mineral Resource Statement presented herein was prepared for the F2 gold system, Phoenix property in accordance with the Canadian Securities Administrators’ National Instrument 43-101.

The Mineral Resource Statement includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Inferred mineral resources will be converted to the Measured and Indicated categories, or that the Measured and Indicated mineral resources will be converted to the Proven or Probable mineral reserves. Mineral resources that are not mineral reserves

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have not demonstrated economic viability; the estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The mineral resource model prepared by SRK considers 820 core boreholes drilled by Rubicon during the period of 2008 to 2012. The current drilling information is sufficiently reliable to interpret with confidence the boundaries of the gold mineralization and the assaying data is sufficiently reliable to support mineral resource estimation.

The gold mineralization wireframes were developed by SRK in collaboration with Rubicon based on sectional interpretations of geology provided by Rubicon, a three-dimensional lithological model prepared by SRK, and wireframes provided by Rubicon. Resource domains were defined using a 0.5 gpt gold threshold. Within the gold mineralization domains, narrower, high-grade subdomains were defined using a 3.0 gpt gold threshold. SRK defined 56 gold mineralization domains (31 high-grade and 25 lower grade domains) that were used to constrain mineral resource modelling. These 56 domains were combined into three groups based on their spatial orientation: Main, Main 45, and Hanging Wall (HW). The gold mineralization located outside the modelled domains was also evaluated unconstrained. The mineral resources were modelled using a geostatistical block modelling approach constrained by the 56 gold mineralization domains. Four rotated subcell block models were generated with block sizes and orientation specific to the mineralization domain grouping. SRK chose a primary 2.5 by 5 by 10 m dimension for the Main and Main 45 domains, a 10 by 20 by 20 m dimension for the HW domain and a 5 by 10 by 20 m dimension for the External domain.

Gold and assay data were composited to a 1.0 m length and extracted for geostatistical analysis and variography. The impact of gold outliers was examined on composited data using log probability plots and cumulative statistics. SRK evaluated the spatial distributions of the gold mineralization using variograms and correlograms of original capped composited data as well as the normal score transform of the capped composited data. The block model was populated with a gold grade using ordinary kriging. Three estimation runs were used, each considering increasing search neighbourhoods and less restrictive search criteria. The first estimation pass considered search neighbourhoods adjusted to 80% of the modelled variogram ranges. A uniform specific gravity of 2.87 was applied to the lower grade domains and a value of 2.96 was assigned to the high-grade domains to convert volumes into tonnages.

SRK considers that blocks of the Main zone estimated during the first estimation pass can be classified in the Indicated category within the meaning of the CIM Definition Standards for Mineral Resources and Mineral Reserves (November 2010). SRK considers that for those blocks of the Main zone the level of confidence is sufficient to allow the appropriate application of technical and economic parameters to support mine planning and to allow the evaluation of the economic viability of the deposit. Conversely, all other modelled blocks were classified in the Inferred category as the confidence in the estimates is insufficient to allow for the meaningful application of technical and economic parameters or to enable an evaluation of economic viability.

SRK considers that the gold mineralization at the Phoenix gold project is amenable to underground extraction. SRK considers that it is appropriate to report the Phoenix gold project mineral resources at a cut-off grade of 4.0 gpt gold.

Mineral resources were estimated in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines. The mineral resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent resource estimates. The Mineral Resource Statement for the Phoenix gold project is presented in Table i.

There is an opportunity to expand the currently reported mineral resources in areas adjacent to mineral resource blocks where, although boreholes are present with elevated gold grades, borehole density is insufficient to satisfy the applied mineral resource criteria. Targeting these areas for follow-up drilling may have a high probability of increasing the mineral resources.

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Table i: Mineral Resource Statement*, Phoenix Gold Project, Ontario, SRK Consulting (Canada) Inc., June 24, 2013

Domain	Resource Category	Quantity (000’ t)	Grade Au (gpt)	Contained Gold (000’ oz)
Main#	Measured	-	-	-
	Indicated	4,120	8.52	1,129
	Measured + Indicated	4,120	8.52	1,129
	Inferred	6,027	9.49	1,839

HW	Measured	-	-	-
	Indicated	-	-	-
	Measured + Indicated	-	-	-
	Inferred	151	5.21	25

External	Measured	-	-	-
	Indicated	-	-	-
	Measured + Indicated	-	-	-
	Inferred	1,274	8.66	355

Combined	Measured	-	-	-
	Indicated	4,120	8.52	1,129
	Measured + Indicated	4,120	8.52	1,129
	Inferred	7,452	9.26	2,219

* Mineral resources are not mineral reserves and do not have a demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 4.0 gpt gold and assuming an underground extraction scenario, a gold price of US$1,500 per ounce, and metallurgical recovery of 92.5%.

# The Main domain includes the Main 45 domain.

Mineral Reserve Estimates
There are no mineral reserves at the Phoenix gold project.

Conceptual Mining Methods
The projected mining method, potential production profile and plan, and mine plan are conceptual in nature and additional technical studies will need to be completed in order to fully assess their viability. There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a feasibility study carries additional potential risks, which include, but are not limited to, the inclusion of Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets, and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding future targeted production.

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To the extent that the use of the term “ore” occurs in this technical report, its use is intended solely to differentiate between mineralized material (including dilution) above an economic cut-off grade and waste rock; there is no inference of mineral reserves.

Access for exploration to the F2 gold system was from the existing Phoenix shaft and levels. Levels are currently established at the 122 m, 183 m, 244 m, 305 m, 488 m, and 610 m horizons. The 244 level is currently advanced to within 50 m of the deposit. Mining on the 305 level includes drift access into the deposit where two approximately 1,000-tonne bulk samples were excavated. Additional access from the shaft to the deposit is required on all levels for mining.

A conceptual mining plan was developed by SRK to assess the feasibility of profitably extracting gold from the deposit. The plan envisages the development of an underground trackless longhole open stoping and cut and fill stoping operation with main track haulage on the 610 and 1285 levels. The maximum planned production rate is 2,250 tonnes per day (tpd) to be processed in a 2,500 tpd capacity mill.

A geotechnical assessment conducted by SRK included review of available data and previous studies, underground mapping on the 305 level, diamond drill core logging, and assessment of drill corephotographs. It was estimated that 15% external dilution could be achieved with hanging wall cable bolting of the stopes.

Considering the steep dip of the deposit and the estimated rock mass strength, SRK determined that longhole (LH) mining with paste backfill was suitable for areas of the deposit with regular geometry while areas with irregular shape should be mined by cut and fill (CAF). The proportion of each method will be 90% LH and 10% CAF based on tonnage. The stoping outlines were based on mineral resources above a cut-off grade of 5 gpt gold and include an average inherent internal dilution of 26% from within the resource envelopes. Mining is estimated to economically extract 78% (by ounces) of the target mineral resources above a cut-off grade of 5 gpt gold. The potential mineable mineralization is based on an average external dilution of 15% grading 0.68 gpt gold, and a 95% mining recovery.

The interval between the main levels is nominally 61 m. This was based on analysis by SRK that considered the trade-off between minimizing lateral development and controlling external dilution. The main levels and sublevels will be accessed by an internal ramp system.

The variable shape of the mineralization requires a flexible mining plan that will provide access to four or five levels at any given time to achieve the peak production rate of 2,250 tpd. The average life-of-mine (LoM) production rate is 1,914 tpd. Four variations of the LH stoping method, as well as CAF mining, were adapted to the variable nature of the deposit to successfully achieve maximum recovery of the mineralization.

The main ramp will provide access to sublevels located between the main levels to facilitate mining of certain stopes located in the central mine area. Sublevels are set nominally at 30-metre intervals for the larger transverse LH stopes, with sublevel spacing reducing as the mining width becomes narrower. All stopes less than 5.0 m in width will have 15-metre spaced captive sublevels accessed by Alimak raises. The captive sublevels can be vertically adjusted closer or further apart to best match the stope geometry to the shape of the mineralization.

Five variations of mining methods were identified to manage the variation in stope widths and geometries:

•	Irregular shapes – conventional or mechanized CAF; this method comprises 10% of all stope tonnes;
•	1.8 m to 3.5 m wide – Alimak longhole at 60 m high by 15 m panels on strike;
•	3.5 m to 5.0 m wide – Alimak longhole at 30 m high by 15 m panels on strike;
•	5.0 m to 10.0 m wide – longitudinal retreat longhole mining on 30-metre sublevels; and
•	10.0+ m wide – transverse longhole on 30-metre sublevels; this variation comprises 57% of all LH tonnes.

are limited by the shaft dimensions to 3.5-cubic-yards LHDs and 20-tonne trucks. This size equipment is available in battery powered models, which will be tested for short haulage

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The resulting weighted average stope width for all mining method variations is 7.8 m. The width of the deposit is variable and exceeds 30 m in some areas.

For stopes less than 5.0 m wide, an Alimak raise will be driven between 60-metre spaced levels. At 15- metre vertical intervals, sublevels will be driven along strike to provide access for down-hole production drilling.

Drill borehole diameter will range from 100 - 115 millimetres (4.0 - 4.5″) for all stopes over 5.0 m wide and will be reduced to 54 millimetres (2-1/8″) for LH stopes less than 5.0 m wide. All blasted stope material will be removed by load-haul-dump (LHD) units using remote control as required. Blasted stope material will be hauled on the lower main level by LHD or truck to a central raise system designed to handle broken rock.

The stope boundaries will be determined by definition diamond drilling to decide the location of stope development drifts and raises. During development, drifts will be driven under survey control while the extent of mineralization will be further delineated by geological sampling. Stope outlines will be revised as required. The definition drilling will begin on a conservatively close pattern and be adjusted based on reconciliation of results from the in stope sampling.

Stopes will be backfilled with development rock where practical and cemented paste backfill.

Planned equipment sizes distances on levels to reduce the ventilation requirements. Diesel equipment will be required for ramp development and longer haulage routes.

One central rock pass will handle development rock. Three muck passes for handling mineralized rock will be located to equalize LHD haulage distances on a tonnage weighted basis. The passes reporting to the 305, 610 and 1285 levels will have chutes for loading into trains. The existing 3-tonne manual loading pocket below the 305 level is available to support development above the 305 level. A 10-tonne loading pocket below the 610 level will be installed as part of the shaft deepening with ore and waste passes driven to support production between the 610 and 122 levels.

The existing hoist will be used to move employees and materials between the surface and underground levels as well as hoist mineralized production material and waste rock. Main levels access points from the shaft will be established on levels 122, 183, 244, 305, 488 and 610.

The shaft is currently being deepened to the 610 level (710 level shaft bottom). A loading pocket will be installed at the 680 level to service the planned 10-tonne skips. Other surface facilities have been installed for administration, camp facilities, diamond drill core logging, warehousing, and storage. A security gate and perimeter fence control access to the site.

The shaft will be extended later from the 710 level to the 1285 level (1400 m shaft bottom depth) to coincide with hoisting requirements for the development and production planned for proposed mining below the 610 level. Shaft deepening facilities, including a sinking winder on the 725 level below the existing shaft, will be accessed via a ramp. Levels will be established from the shaft on the 793, 976, 1098, and 1285-metre elevations. A 16-tonne loading pocket and crusher will be installed below the 1342 level, similar to the arrangement below the 610 level. The shaft extension will be directly in line with the existing shaft and the two shaft segments will be tied in when the deepening is completed. The hoisting facilities will be upgraded to enable skipping from the 1360 level loading pocket. Hoisting capacity from the 1360 level pocket with 16-tonne skips and hoisting upgrades is estimated at 3,000 tonnes in 10 hours. The estimated hoisting capacity from the 10-tonne loading pocket on the 680 level with the existing hoist is 3,000 tonnes in 12 hours.

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Mine ventilation will be a push-pull system with supply and return fans located on surface. Fresh air will be supplied by a single raise and return will be via two raises, one at each end of the mineralization. Airflow on the levels will be modulated with ventilation regulators at the return air raise connections.

Fresh air will be supplied to the mine in two phases. The initial phase will provide 123 m3/sec (260,000 CFM) to the development and proposed production activities above the 366 level. Fresh air will be introduced on the 305 level and a fresh air transfer drift will be driven parallel to the shaft crosscut to deliver air to the new mine workings. An auxiliary system will provide fresh air from the 305 level to the 366 level. A single return air raise will be driven from the 305 level to the 122 level. The fresh air and return air raises will connect with the intermediate 244 and 183 levels. Mine air will be heated to +5°C with a 28 Mbtuh propane-fired heater. Return air will be via a connecting drift on the 122 level from the new mine workings to the old workings and a return air raise from the 122 level to surface.

The final ventilation phase will provide 245 m3/sec (520,000 CFM) by doubling up on the supply fan, mine air heater, and return air system. The fresh air raise will extend to the 1342 level and two return air raises, one at either end of the mineralization, will extend from the 1464 and 1342 levels to connect with the 305 level. The initial return air system from the 305 level to surface will be duplicated at the opposite end of the mineralization. The supply air installation will include two mine air heaters rated at 28 Mbtuh each.

Main dewatering stations will be established on the 610, 976 and 1285 levels to augment existing stations on the 122 and 305 levels. Water will be pumped to surface in stages from one station to the next. Level drainage will be handled by temporary sumps and pumps on the level as well as a system of drain holes directing the water to one of the main dewatering stations. Conditions are dry in areas developed to date and groundwater seepage is very low. However, in the event that water inflows occur in excess of pumping capacity, emergency water storage will be provided by installing a bulkhead, complete with valves, at the bottom of a mined out stope. Water discharged from the mine will report to the surface water handling system for recycling as process water or for treatment. The mine dewatering system will have a capacity of 3.0 m3/min (800 USgpm).

Metallurgical Testing and Recovery Methods
Metallurgical testing was performed by Soutex in 2010 and 2011 as a basis for process design. The gold mineralization will be processed in a 1,250 tpd on-site mill. The design made allowance for upgrading the capacity to 2,500 tpd. The process consists of a single process line, starting with a semi-autogenous grinding (SAG) mill. The discharge from the SAG mill will be sent to the ball mill circuit arranged with hydrocyclones in closed circuit for classification. A gravity separation circuit is included in the closed circuit with to partially recover and concentrate any gravity recoverable gold. The remaining gold will be extracted in a conventional carbon-in-leach (CIL) circuit.

The loaded carbon will be washed with a hydrochloric acid solution to remove carbonates. Gold will then be removed from the loaded carbon by elution (stripping) followed by electrowinning. The electrowinning and the gravity circuit will both produce high-grade gold concentrates for smelting into doré in an electric induction furnace. The stripped carbon will be regenerated in a reactivation kiln before being reintroduced to the leaching process. Fine carbon will constantly be eliminated (and recovered) from the process to avoid gold loss, with fresh carbon being continuously added to the process.

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The cyanide contained in the tailings from the CIL circuit will be eliminated in a cyanide destruction tank with the SO2-air process. Once the cyanide is destroyed, the tailings will be sent to the tailings pond for disposal, or be directed to the paste backfill plant.

At the paste backfill plant, which is integral to the mill, tailings will be thickened and filtered, and cement will be added to meet the strength requirements needed in mined out stopes. Paste backfill will be pumped underground to the stopes through a dedicated distribution system of pipes and boreholes.

The remaining tailings will be thickened and pumped to the tailings management facility (TMF) near the mill and headframe. The tailings will be contained by a series of dams that will be raised periodically in stages as additional storage capacity is required.

Development waste rock will be placed into mined out stopes as backfill to the extent possible. Rock that is hoisted will be tested for acid generation and metal leaching potential. Clean rock will be used as construction material at the site and on the access road while the rock that does not pass the test criteria will be utilized for TMF construction and/or will be placed on the downstream TMF embankment to supplement buttressing and armoring. Testing to date indicates that rock between the shaft and the F2 gold system is expected to be clean and material in the mineralized material zone could be either clean, or will need to be contained.

Project Infrastructure
Project work is already in progress and as a result much of the requisite surface infrastructure is in place or under construction. The status of infrastructure currently on site includes:

•	Offices, dry, worker accommodations, and sewage systems;
•	7.5 MVA electrical substation;
•	A process and potable water supply;
•	Diesel fuel storage and dispensing facility;
•	Compressed air supply;
•	Mine ventilation system;
•	A 4.27-metre (14 ft) diameter double drum hoist and headframe;
•	Shaft deepening to the 710 level is in progress;
•	Underground services are being installed in the shaft to provide electrical power, communications, compressed air, and pipelines for mine water supply and mine dewatering;
•	A mill and Stage 1 TMF are under construction;
•	Water management and treatment systems; and
•	VOIP telephone system with fibre optic cable connection.

Changes to the main infrastructure required to meet potential planned production levels are:

•	The dams in the TMF will be raised periodically to provide additional capacity for ongoing tailings deposition;
•
The site electrical substation has a continuous operating capacity of 7.5 MVA and the supply allotted to the Phoenix project by Hydro One is currently 5.3 MVA. Additional power will be required and Rubicon is currently in discussion with Hydro One in this regard;

•	The mill will be upgraded to process 2,500 tpd to meet conceptual mining schedule of 2,250 tpd; and
•	Compressed air supply will be increased to 15,920 m3/hr (9,370 CFM).

Market Studies and Contracts
The gold produced is expected to be of a quality that can be sold directly to refiners at prevailing spot gold prices.

Rubicon has successfully entered into contracts with suppliers under current market conditions. Similar contracts could be readily entered into as the project moves forward.

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Environmental Studies, Permitting, and Social Impacts
Permitting is in place for an average underground mine production of 1,250 tpd and the site has an approved closure plan. For the processing plant’s maximum designed rate of 2,500 tpd, it will be necessary for Rubicon to amend select permits, including the closure plan.

Rubicon commenced an advanced exploration phase at the Phoenix project in the first quarter of 2009. Development work at the site is currently ongoing and Rubicon is permitted for commercial production at an annual average rate of 1,250 tpd.

The project site is situated on the McFinley Peninsula that is adjacent to a valued recreational lake. As such, emphasis for physical environmental sensitivities has been placed on potential off-site discharges of water, fugitive dust, and noise.

The project’s social aspects include consultation with Aboriginal communities under the guidance of government agencies. To supplement the guidance from the government agencies, Rubicon commissioned an independent traditional land use study that concluded the project site is within the traditional territory of Lac Seul First Nation (LSFN) and Wabauskang First Nation (WFN) (Forbes 2011).

An archaeological study of the McFinley Peninsula was commissioned by Rubicon, comprising a desktop study as well as field work. The study did not identify any sites with a high potential to host a cultural heritage value site within the development footprint (Ross Associates 2010). Also, as the project involves the re-development of the existing footprint with only moderate expansion, the potential for impacts to cultural heritage values as a result of the re-development of the area is considered to be negligible. Accordingly, it has been deemed reasonable to solely engage LSFN, WFN, and the Métis Nation of Ontario (MNO) to further discuss and identify potential cultural heritage value sites within the development footprint that may warrant protection.

Annual public information sessions have been held in the Red Lake community since 2008. No negative comments have been received to date during these sessions.

Rubicon maintains an issues tracking matrix as part of its environmental management system (EMS) to effectively track and manage potential concerns as they arise.

Rubicon has planned and intends to execute the project in a manner that is consistent with industry best practices and conducive to a walk-away closure. Details of decommissioning requirements during potential production and upon closure have been determined and form part of the closure plan. Chemical and physical stability requirements have been identified and will be satisfied and monitored in accordance with regulatory requirements and the Phoenix Project Closure Plan, which was filed by Ministry of Northern Development and Mines on December 2, 2011 in accordance with Section 141 of the Mining Act.

Capital and Operating Costs
The estimated total capital cost for the project is C$650 million (M). C$224 M is to be expended on a go-forward basis during the pre-production period from Q3-2013 to Q2-2014 and C$426 M is sustaining capital in the potential production period from Q3-2014 to Q3-2027.

The productive mine life is 13.25 years and the average operating cost, which includes operating development, is estimated at C$151 per tonne of resource material milled.

The changing potential production profile presented a challenge for calculating representative operating costs. To compensate, operating costs were split into fixed and variable components. The fixed component remained unchanged with production rate where the variable component was prorated according to production rate.

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Financial Analysis
The Phoenix gold project’s base case economics were evaluated on a post-tax cash flow basis. The indicative post-tax economic results include:

•	Cumulative cash flow of C$897 M;
•	Internal rate of return (IRR) of 27% calculated on a mid-period basis; and
•	Net present value (NPV) of C$531 M at a discount rate of 5% calculated on a mid-period basis.

The project has a payback period of approximately 3.7 years for the base case from the start of commercial production in Q3-2014. The average operating cost per ounce of gold recovered is C$629 per ounce (/oz). Sustaining capital cost per tonne over the life of the mine is C$46.62 per tonne milled or C$194 per ounce of gold recovered.

The metal price for the base case scenario was US$1,385 per ounce for gold as advised by Rubicon. The exchange rate (C$/US$) of 1.05 is consistent with both the consensus forecast and historical rates.

Sensitivity of the base case post-tax NPV of C$531 M was calculated for gold price, gold grade, capital cost, operating cost and process recovery. Sensitivity analysis indicates that NPV is most sensitive, and almost equally sensitive, to changes in gold price and gold grade, which are both related to revenue.

A 20% increase in gold price from C$1,385/oz to C$1,662/oz results in a 59% increase in post-tax NPV to C$845 M. This compares to a 20% decrease in gold price to C$1,108/oz which yields a 61% decrease in post-tax NPV to C$205 M.

With respect to gold grade, a 20% increase to 9.68 gpt gold results in a 59% higher post-tax NPV of C$845 M while a 20% decrease to 6.45 gpt gold yields a 61% lower post-tax NPV of C$206 M.

This preliminary economic assessment is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Inferred mineral resources will be converted to the Measured and Indicated categories, or that the Measured and Indicated mineral resources will be converted to the Proven or Probable mineral reserves and there is no certainty that this preliminary economic assessment will be realized. Mineral resources that are not mineral reserves have not demonstrated economic viability; the estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The projected mining method, potential production profile and plan, and mine plan are conceptual in nature and additional technical studies will need to be completed in order to fully assess their viability. There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a feasibility study carries additional potential risks, which include, but are not limited to, the inclusion of Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets, and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding the future targeted production.

Adjacent Properties and Other Relevant Data and Information
There are no adjacent properties that are considered relevant to this technical report. There is no other relevant data available about the Phoenix gold project.

Conclusions and Recommendations
SRK reviewed and audited the exploration data available for the Phoenix gold project as well as the exploration methodologies adopted to generate this data. SRK is of the opinion that the exploration data

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are sufficiently reliable to interpret with confidence the boundaries of the gold mineralization and support evaluation and classification of mineral resources in accordance with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and CIM Definition Standards for Mineral Resources and Mineral Reserves.

This is a preliminary economic assessment and does not constitute, nor is it intended to be, a preliminary feasibility or feasibility study. This preliminary economic assessment is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Inferred mineral resources will be converted to the Measured and Indicated categories, or that the Measured and Indicated mineral resources will be converted to the Proven or Probable mineral reserves and there is no certainty that this preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability; the estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio- political, marketing, or other relevant issues.

The projected mining method, potential production profile and plan and mine plan are conceptual in nature and additional technical studies will need to be completed in order to fully assess their viability. There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a feasibility study carries additional potential risks which include, but are not limited to, the inclusion of Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding future targeted production.

The Mineral Resource Statement documented herein represents a significant change relative to the previous Mineral Resource Statement released in June 2011. It is significant to note the material increase in tonnages reported in 2013 at reduced grades compared to the tonnages reported in 2011. Reported tonnages and grades are the product of contrasting mineral resource estimation methodologies applied during the two studies. The additional infill drilling since 2011 contributed to the significant increase in the reported Indicated mineral resources in 2013.

The results of this preliminary economic assessment support the continued advancement of the Phoenix gold project and work related to further technical studies. No production decision has been made at this time. Such a decision, if reached, will require such additional technical studies and ongoing evaluation by Rubicon of the construction and advancement of the Phoenix gold project and would not be based solely on the results of this report. Future work on the property should address key risks and opportunities that have been identified in this technical report. SRK recommends a work program that includes further exploration drilling, geotechnical studies, metallurgical testing, and other various studies aimed at completing the characterization of the project in preparation for further engineering studies.

Geology and Exploration
Additional core drilling is required to achieve three objectives:

•	Infill the remnant gaps in the drilling data with the potential to increase the mineral resources and to potentially improve resource classification;
•	Step-out drilling to test to the lateral and depth extensions of the gold mineralization; and
•	In preparation for production, delineation drilling, in particularly the shallow levels, will be required for short term mine planning.

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Mine Geotechnical and Hydrogeology
The following testing and studies will provide information required for optimization of the potential mining plans and opportunities:

•	Additional geotechnical data is required to improve the mine design. Stopes may be more or less stable than currently estimated and external dilution may be highly variable as well as dilution grade;
•
In the event of water inflow from an ungrouted diamond drill borehole, provisions have been made for emergency water storage in a bulkhead mined out stopes until the borehole can be properly grouted. Mining near surface could weaken the crown pillar to the extent that mining induced cracks become water bearing. Currently, a 45 m crown pillar has been planned and other measures such as conventional grout curtains will mitigate this risk; and

•	The risk of uncontrolled stope failures due to unknown structural weaknesses in the rockmass cannot be predicted.

Mine Design and Planning
A key to efficient mining is determining the outline of the gold mineralization prior to and during stope development and mining. This is necessary due to the variable shape of the deposit and the mineral concentration. The following recommendations are made to adapt to these conditions:

•	Develop procedures to obtain information about the shape and extent of mineralization as a basis for mine design and stoping;
•	Reconcile the block model with the data obtained as an aid to future mine planning;
•	Continue to refine mining methods and equipment selection to adapt to specific conditions of deposit shape and extent of mineralization; and
•	Revise the mining plan based on the revised mineral resource model(s) resulting from the proposed exploration drilling and resource modelling program.

On a larger scale, it is recommended that investigations of supplements or alternatives to the Phoenix shaft be conducted. Trade-off studies could include a new shaft or ramp to alleviate congestion in the Phoenix shaft. Possible risks to successful operation include:

•	Attracting and retaining key technical staff who have the ability to work effectively with the complex nature of deposit;
•	Attracting, training, and retaining the required company workforce; and
•	Securing additional required project financing.

Mineral Processing
Two recommendations relating to mineral processing risks have been identified:

•
Perform additional metallurgical testwork on drill core samples throughout the deposit to decrease the processing uncertainties and have a more accurate estimation of the range of possible gold recovery; and

•	Further testwork aimed at reducing cyanide concentration is recommended to keep ammonia within the regulated limit for discharge.

Infrastructure
Recommendations for the surface facilities include:

•	Confirm the quantity requirements for the increased design processing rate of 2,500 tpd and ensure the site is permitted for a sufficient withdrawal from Red Lake; and
•	Maintain negotiations with Hydro One for an increase in electric power allotment that is required for the future operation of the mill and mine ventilation fans.

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Environmental
Environmental risk is low except in the area of Aboriginal relations where a lawsuit was brought against the project by the Wabauskang First Nation in 2012. Recommendations for environmental affairs are to:

•	Continue negotiations of a benefits agreement with Wabauskang First Nation;
•	Continue organizing and documenting Aboriginal and public consultations;
•	Continue to maintain the site environment, health and safety system in good order;
•	Continue to manage the project approvals and permits with special attention to amendments required for future operations; and
•	Maintain monitoring and mitigation plans for the recognized environmental sensitivities relating to water discharge, fugitive dust, and noise.

Costs and Economic Analysis
The main results of this preliminary economic assessment are:

•
Mineral resource at 4 gpt gold cut-off grade: Indicated tonnage of 4.1 million (M) tonnes at 8.52 gpt gold containing 1.1 M ounces gold and Inferred tonnage of 7.5 M tonnes at 9.26 gpt gold containing 2.2 M ounces gold;

•	Mining method*: five longhole and cut and fill mining methods were successfully adapted to the variable shape and thickness of the deposit to achieve an average resource extraction of 78%;
•	External dilution: weighted average external dilution from all mining methods was estimated to be 15% grading 0.68 gpt gold;
•	Potential mineable mineralization at 5.0 gpt gold cut-off grade: 9.13 M tonnes at 8.06 gpt gold containing 2.37 M oz;
•	Recovered ounces: 2.19 M oz at 92.5 percent (%) processing recovery*;
•	Production: production period is 13.25 years from Q3-2014 to end of Q3-2027; production rate reaches to a maximum of 2,250 tpd during the years 2022 to 2025;
•	Recovered ounces of gold per year: average 165,300 oz/year;
•	Revenue after refining cost and royalty: C$3,127 M;
•	Operating cost: C$1,378 M total; average of C$151/t or C$629/oz gold;
•	Capital costs:
Total C$650 M; average of C$71.14/t or C$297/oz gold;
Pre-production C$224 M (including a 20% contingency)**; and
Post-production C$426 M; average of C$46.62/t or C$194/oz gold;
•	The indicative post-tax financial results for the Phoenix gold project are:
Cumulative cash flow of C$897 M;
NPV (5%)*** of C$531 M on a mid-period calculation basis;
IRR*** of 27%; and
3.7 years payback from start of commercial production starting Q3-2014.

* The projected mining method, potential production profile and plan and mine plan are conceptual in nature and additional technical studies will need to be completed in order to fully assess their viability. There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a feasibility study carries additional potential risks, which include, but are not limited to, the inclusion of Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets, and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding future targeted production.

** As of May 31, 2013, Rubicon had working capital totaling C$118 million.

Rubicon Minerals Corporation - 2015 AIF	Page 45

*** Based on a 30-day trailing spot gold price assumption of US$1,385 per ounce and a C$/US$ consensus exchange rate of 1.05:1.00 (Source: Bloomberg C$/US$ FX Forecast 2013 through 2017, as of June 18, 2013).”

OTHER PROJECTS

The following description relate to some of the Company’s non-material properties:

Nevada and Utah, United States
In 2007, Rubicon acquired a large land package of mineral property interests located in Elko County, Northeastern Nevada and Box Elder County, Northwestern Utah totaling approximately 350 square miles from Lexam Explorations Ltd. for approximately US$6.0 million payable in shares of the Company. Exploration of this property is in the preliminary stage.

This area of Nevada is starting to be subject to more exploration following recent discoveries and ongoing development by others in the region. Rubicon carried out an extensive airborne magnetic and radiometric survey designed to aid in the development of target areas. This was supplemented by field mapping, prospecting and the completion of a regional stream sampling program and ASTER image analysis to aid in target selection. Reconnaissance field mapping and a stream sediment sampling program was carried out in 2009.

The property is considered to be prospective for ‘Long Canyon’ style gold mineralization, which refers to a deposit in a similar geological setting currently being developed by Newmont Mining Corporation. Exploration on the properties was formerly being carried out by West Kirkland pursuant to an option agreement with the Company. On February 18, 2015, as a result of West Kirkland failing to spend the required minimum earn-in expenditures pursuant to the option agreement, and subsequent amendments, the option agreement with West Kirkland was terminated. Rubicon retains significant control over the majority of the Nevada and Utah claims and intends to explore options to obtain value from the property.

DIVIDEND RECORD AND POLICY

The Company or its subsidiaries have not paid any dividends since incorporation, and they have no present intention of paying dividends on their Common Shares as they anticipate that all available funds will be invested to finance the growth of their business. Neither the Company or any of its subsidiaries has any dividend or distribution policy. The directors of the Company and its subsidiaries will determine if and when dividends should be declared and paid in the future based on the Company and its subsidiaries’ financial positions at the relevant time. All of the Common Shares of the Company and its subsidiaries are entitled to an equal share of any dividends declared and paid. There are no restrictions on the Company and its subsidiaries’ ability to pay dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares without par value and without any special rights or restrictions, of which 370,539,244 Common Shares were issued as at December 31, 2014.

The holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Company. The Common Shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

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As at March 27, 2015, the Company had the following Common Shares, Options RSUs and PSUs outstanding:

Common Shares issued and outstanding	370,539,244
Options(1)	17,733,947
RSUs(2)	506,767
PSUs(2)	1,480,263
Fully diluted share capital	390,260,221
Note:
(1) Each Option entitles the holder to acquire one Common Share.
(2) Each RSU and PSU entitles the holder to one Common Share. The RSUs and PSUs have been issued pursuant to the LTIP, which was approved  by the Board on March 18, 2015, but is still subject to TSX and shareholder approval.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares are listed and posted for trading on the TSX under the symbol “RMX” and NYSE MKT under the symbol “RBY”. The table below sets forth, for the periods indicated over the 12 months prior to December 31, 2014, the price range and volumes traded or quoted on the TSX (as reported by TSX MarketData) and the NYSE-MKT (as reported by TSX Datalinx).

	High, Low and Closing Prices and Volume on a Monthly Basis
Period	TSX				NYSE-MKT
	High $	Low $	Month Close $	Volume	High US$	Low US$	Month Close US$	Volume
December 2014	1.24	0.99	1.12	17,825,400	1.09	0.84	0.98	68,244,300
November 2014	1.41	0.90	1.12	12,539,400	1.25	0.79	1.03	22,407,700
October 2014	1.62	0.95	0.95	12,094,000	1.45	0.85	0.85	27,006,000

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	High, Low and Closing Prices and Volume on a Monthly Basis
Period	TSX				NYSE-MKT
	High $	Low $	Month Close $	Volume	High US$	Low US$	Month Close US$	Volume
September 2014	1.56	1.33	1.52	14,206,600	1.42	1.21	1.37	17,867,300
August 2014	1.68	1.41	1.55	10,093,800	1.53	1.29	1.41	10,280,900
July 2014	1.82	1.48	1.61	16,904,400	1.70	1.37	1.49	16,422,200
June 2014	1.59	1.01	1.58	29,397,400	1.49	0.93	1.47	24,930,600
May 2014	1.24	0.98	1.03	5,168,100	1.14	0.90	0.95	11,431,500
April 2014	1.35	1.12	1.17	14,733,900	1.22	1.02	1.09	17,010,900
March 2014	1.63	1.14	1.17	30,647,900	1.47	1.02	1.05	27,339,300
February 2014	1.95	1.40	1.50	29,199,600	1.77	1.26	1.32	22,974,100
January 2014	1.49	0.90	1.42	11,499,100	1.35	0.82	1.27	17,971,500

Prior Sales

The following table summarizes the distribution of securities of the Company, (which are not listed or quoted on a marketplace), that were issued during the most recently completed financial year, identifying the type of security, the number of securities issued, the price per security and the date on which the securities were issued.

Date of Issuance	Type of Security	Number of Securities	Price per Security ($)
April 15, 2014	Options	3,460,000	1.49
May 22, 2014	Options	60,000	1.17
May 26, 2014	Options	70,000	1.13
June 25, 2014	Options	460,000	1.49
July 2, 2014	Options	300,000	1.58
July 14, 2014	Options	60,000	1.68
July 31, 2014	Options	130,000	1.65
December 20, 2014	Options	150,000	1.13

Total		4,690,000

As at the date hereof, Rubicon has 17,733,947 Options outstanding, of which 10,600,765 are vested. The outstanding Options are exercisable between $1.13 and $5.80 per Common Share.

As at the date hereof, Rubicon has 506,767 RSUs and 1,480,263 PSUs outstanding, all of which were issued in 2015, and none of which are vested. Each RSU and PSU entitles the holder to one Common Share. The RSUs and PSUs have been issued pursuant to the LTIP, which was approved by the Board on March 18, 2015, but is still subject to TSX and shareholder approval.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding
The name, province and country of residence, position with the Company and principal occupation during the five preceding years of each of the directors and executive officers of the Company as at the date of this AIF are as follows:

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Name, Position, Province and Country of Residence	Principal Occupation for Past Five Years	Director and/or Officer Since
David R. Beatty, C.M., O.B.E. Chairman of the Board and Director Ontario, Canada
Director, Clarkson Center for Business Ethics and Board Effectiveness, Rotman School of Management, University of Toronto.

From 2004 until 2009, Mr. Beatty was the founding Managing Director of the Canadian Coalition for Good Governance (CCGG), an organization sponsored by over 50 institutions representing approximately $1.5 trillion in assets under management.

Currently, Mr. Beatty also serves as a director of FirstService Corporation (TSX and NASDAQ), Canada Steamship Lines (a private company) and City Financial Ltd. (a private company).

Previously, Mr. Beatty was the Chair of Inmet Mining Limited (between 2003 and 2013) and Alpha Exchange Inc. (between 2011 and 2012). Mr. Beatty was formerly a director of Walter Energy Inc. between 2011 and 2014 and a director of the Bank of Montreal between 1993 and 2012.

Director since June 2014
Dr. David W. Adamson, B.Sc. (Hons.), M.Sc., Ph.D Deputy Chairman of the Board and Director British Columbia, Canada
Geologist and Mining Executive.

Chief Executive Officer of the Company from 2001 to January 2013 and President of the Company from 2001 to June 2013.

Director of Constantine Metal Resources Ltd. (TSX-V) since May 2006.

Director of Paragon Minerals Corporation (TSX-V) between July 2006 and September 2012.

Director since March 1996
Julian B. Kemp, BBA, CPA, CA, C.DIR. Director Ontario, Canada
Chartered Professional Accountant, Chartered Accountant and a Chartered Director.

Mr. Kemp has been a director of Marathon Gold Corporation (TSX) from 2013 to present. Formerly, Mr. Kemp was the Vice President Finance and Chief Financial Officer of Fortune Minerals Limited (TSX) between 2004 and January 2014. Mr. Kemp has previously served as a director and the Audit Committee Chairman of Claim Post Resources Inc. (TSX-V) between 2006 and 2013 and as a director and Audit Committee Chairman of Goldgroup Mining Inc. (formerly Sierra Minerals Inc.) (TSX) between 2002 and 2010.

Director since May 2010

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Name, Position, Province and Country of Residence	Principal Occupation for Past Five Years	Director and/or Officer Since
Michael A. Lalonde, B.Sc., P. Eng. President and Chief Executive Officer and Director Ontario, Canada
Mining engineer from 1976 to present.

Chief Executive Officer of the Company from January 1, 2013 and President of the Company from June 1, 2013. Mr. Lalonde was also the Chief Operating Officer from June to December 2013.

Between 2006 and 2013, Mr. Lalonde was the Director of Underground Projects for Goldcorp Inc. (TSX; NYSE), Mine General Manager of Goldcorp Inc.’s Red Lake Gold Mine in Red Lake, Ontario, and General Manager of Goldcorp Inc.’s Marlin Mine in Guatemala.

Officer since June 2012 and Director since June 2013
Peter M. Rowlandson Director Ontario, Canada
Professional Mining Engineer (Retired).

Mr. Rowlandson has worked for over 30 years in the Ontario mining industry. Prior to his retirement in 2003, Mr. Rowlandson was the General Manager – Hemlo Operations of Teck/Barrick joint venture at Hemlo.

Mr. Rowlandson is a past Chairman of the Ontario Mining Association and is also a founding director of the Mining and Aggregate Safety and Health Association of Ontario.

Since retiring, Mr. Rowlandson has sat on a number of boards and consulted for mining companies from time to time He was a director of Strata Gold Corp) (TSX-V) prior to its take-over by Victoria Gold Corp., and was the Chairman of its Health and Safety Committee. Mr. Rowlandson also served as a director of Pitchblack Resources Ltd. (TSX-V), formerly Cash Minerals Ltd., between December 2005 and June 2011.

Director since July 2013
Bruce A. Thomas, Q.C. Director Ontario, Canada
Lawyer.

Mr. Thomas is a former partner of the law firm, Thomas Gold Pettingill LLP, between July 2008 and December 2014.

Prior to July 2008, Mr. Thomas was a partner at the law firm, Cassels Brock LLP, between September 1980 and June 2008.

Director since July 2009
Michael D. Winship, P. Eng., B. Eng. (Mining) Director Ontario, Canada
Mr. Winship is presently the President and Chief Executive Officer of Orvana Minerals Corp. (TSX) since April 2013 and has been a director of Orvana since February 2013.

Mr. Winship was the Chief Operating Officer for Quadra FNX Mining Ltd., a mining company, between September 2010 and March 2012, prior to which he was the President and Chief Operating Officer of Hudbay Minerals Inc. (TSX).

Between 2007 and 2008, Mr. Winship was the Chief Operating Officer for PT Inco in Indonesia.

Director since September 2011

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Name, Position, Province and Country of Residence	Principal Occupation for Past Five Years	Director and/or Officer Since
Nicholas J. Nikolakakis, MBA Officer Vice President and Chief Financial Officer Ontario, Canada
Vice President and Chief Financial Officer of the Company from October 2013 to present.

Mr. Nikolakakis was formerly the Chief Financial Officer of Rainy River Resources. Other positions previously held by Mr. Nikolakakis include: Vice President of Corporate Finance at Barrick Gold Corporation (TSX; NYSE) and Vice President & Chief Financial Officer of Placer Dome Canada, and Treasurer at North American Palladium Ltd. (TSX: NYSE-MKT).

Officer since October 2013
Daniel A. Labine, P. Eng. Officer Vice President, Operations Ontario, Canada
Vice President, Operations of the Company from January 2013 to present.

Prior to January 2013, Mr. Labine was the Senior Project Manager at Goldcorp Inc. (TSX; NYSE) from 2010 to 2013.

Between 1998 and 2010, Mr. Labine was Senior Project Manager for Inco Limited (TSX; NYSE), AMEC Earth and Environmental Limited and Senior Project Engineer for Nordpro Mine and Project Management Services Limited.
Officer since January 2013
Glenn Y. Kumoi, B.A., LL.B. Officer Vice President, General Counsel and Corporate Secretary British Columbia, Canada
Vice President, General Counsel and Corporate Secretary of the Company from December 2009 to present.

Prior to December 2009, Mr. Kumoi’s principal occupation was Chief Legal Officer, VP Human Resources and Corporate Secretary for Ballard Power Systems (TSX; NASDAQ).
Officer since December 2009
Howard M. Bird, P. Geo. Officer Vice President, Exploration Ontario, Canada
Vice President, Exploration of the Company from July 2014 to present.

Between June 2010 and July 2014, Mr. Bird’s principal occupation was the Senior Vice President of Exploration and Geology at Brigus Gold Corp. Prior to June 2010, Mr. Bird was the Vice President, Exploration for Linear Gold ULC (formerly Linear Gold Corp). Mr. Bird was also a Director of Goldbar Resources. Inc. from August 2007 to July 2011.
Officer since July 2014
Allan R. Candelario, CFA Officer Vice President, Investor Relations Ontario, Canada
Vice President, Investor Relations of the Company from January 2015 to present.

Between January 2013 and December 2014, Mr. Candelario’s principal occupation was Director, Investor Relations of the Company. Prior to January 2013, Mr. Candelario coordinated the Investor Relations program for Alamos Gold Inc., along with completing several years’ experience in the equity research group of TD Securities Inc. and Fraser Mackenzie Limited.
Officer since January 2015

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Directors of the Company are elected to hold office for one year until the next annual meeting of shareholders of the Company is held.

The committees of the board of directors of the Company consist of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Health, Safety, Environment & Sustainability Committee and the Financing Committee.

The members of the Audit Committee are Messrs. Kemp (Chair), Rowlandson and Thomas.

The members of the Compensation Committee are Messrs. Thomas (Chair), Beatty and Kemp.

The members of the Corporate Governance and Nominating Committee are Messrs. Beatty (Chair), Kemp and Winship.

The members of the Health, Safety, Environment and Sustainability Committee are Messrs. Winship (Chair), Thomas and Rowlandson.

The directors and the executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, 1,906,837 Common Shares of the Company, representing approximately 0.5% of the outstanding Common Shares, as at December 31, 2014. None of the directors and executive officers of the Company own any voting securities of any subsidiary of the Company.

Cease Trade Orders
To the Company’s knowledge, except as otherwise noted herein, none of the Company’s directors or executive officers is, as at the date of this AIF, or was within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company and any personal holding companies), that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as a director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days and that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Julian B. Kemp, BBA, CPA, CA, C.DIR., was a director of Goldgroup Mining Inc. (formerly Sierra Minerals Inc.) from 2002 to June 2010. On April 4, 2007, the OSC issued a cease trade order against the directors, officers and insiders of Sierra, including Julian Kemp, for Sierra’s failure to file its financial statements, management discussion and analysis and annual information form by the required filing date under applicable Canadian securities laws for the fiscal year ended December 31, 2006. The cease trade order was lifted on June 28, 2007.

Bankruptcies
To the Company’s knowledge, except as otherwise noted herein, none of the Company’s directors or executive officers, or shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company:

Rubicon Minerals Corporation - 2015 AIF	Page 52

(a)
is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company and any personal holding companies) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties and Sanctions
To the Company’s knowledge, except as otherwise noted herein, none of the Company’s directors or executive officers, or shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company or any of their personal holding companies, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest
The Company or its subsidiaries’ directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company or its subsidiaries may participate, the directors of the Company or its subsidiaries may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company or its subsidiaries’ directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties, thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company or its subsidiaries are required to act honestly, in good faith and in the best interests of the Company or its subsidiaries. In determining whether or not the Company or its subsidiaries will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company or its subsidiaries may be exposed and its financial position at that time.

The directors and officers of the Company and its subsidiaries are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company and its subsidiaries will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts must be disclosed by such directors or officers in accordance with the laws of British Columbia and the Company and its subsidiaries expects they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company and its subsidiaries are not aware of any such conflicts of interests or potential conflicts of interests.

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AUDIT COMMITTEE

Composition of the Audit Committee
The Company’s Audit Committee is comprised of three directors, Julian Kemp, BBA, CPA, CA, C.DIR. (Chair), Peter Rowlandson, and Bruce Thomas, Q.C., each of whom is “independent” under NI 52-110, the rules of the NYSE MKT and Rule 10A-3(b) under the United States Exchange Act of 1934. All of the Audit Committee members are “financially literate”, as such term is defined in NI 52-110. The board of directors of the Company has determined that Mr. Kemp, the chair of the Audit Committee, qualifies as an “audit committee financial expert” under applicable United States law.

The Audit Committee Charter sets out its purpose, responsibilities and duties, qualifications for membership, accountability and reporting to the Board of Directors. A copy of the Audit Committee charter is attached as Schedule “A”.

Relevant Education and Experience
Each Audit Committee member possesses education or experience that is relevant to the performance of their responsibilities as Audit Committee members of the Company. Mr. Kemp is a Chartered Professional Accountant, Chartered Accountant and holds a Bachelor of Business Administration degree from Wilfrid Laurier University, Waterloo, Ontario. Mr. Kemp is also a Chartered Director having graduated from The Directors College, a joint venture between McMaster University and the Conference Board of Canada. He has over 20 years of experience in the mining industry, including more than 15 years serving in senior financial management roles.

In addition to audit experience, Mr. Kemp has worked for numerous North American junior mining companies and mining engineering and contracting companies with domestic and international projects. His experience includes grass roots exploration, mine development and construction, and production covering a variety of precious metals, minerals and coal. Further, Mr. Kemp has managed companies through the full business cycle.

Mr. Kemp has been a director of Marathon Gold Corporation (TSX) from 2013 to present. Formerly, Mr. Kemp was the Vice President, Finance and Chief Financial Officer of Fortune Minerals Limited from 2004 to January 2014, and a director and the Audit Committee Chairman of Claim Post Resources Inc. (TSX-V) from 2006 to 2013 and a director and the Audit Committee Chairman of Goldgroup Mining Inc. (formerly Sierra Minerals Inc. (TSX)) from 2002 to 2010.

Mr. Rowlandson has worked for over 30 years in the Ontario mining industry. Prior to his retirement in 2003, Mr. Rowlandson was the General Manager – Hemlo Operations of Teck/Barrick joint venture at Hemlo.

Mr. Thomas is currently practicing law in Toronto. Mr. Thomas was formerly a partner of Thomas Gold Pettingill LLP from July 2008 to December 2014. Previously, Mr. Thomas was a partner at Cassels Brock LLP from September 1980 to June 2008. Mr. Thomas is a graduate of Upper Canada College, the University of Western Ontario and Osgoode Hall Law School. Mr. Thomas has been a member of the Audit Committee of the Company since May of 2010.

Audit Committee Oversight
Since the commencement of the Company’s most recently completed financial year, the Company’s board of directors has adopted the recommendations of the Audit Committee of the Company to nominate and compensate the external auditor.

Pre-Approval Policies and Procedures
The Audit Committee must review and approve in advance any engagement of the external auditors for any non-audit services to the Company, taking into account the potential impact on the independence of
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the auditors. The Audit Committee may delegate to one or more members the authority to approve non- audit services, provided that the member reports to the Audit Committee at the next scheduled meeting such pre-approval.

External Auditor Service Fees (By Category)
In the following table, “Audit Fees” are fees billed by the Company’s external auditors for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-Related Fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax Fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. “All Other Fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2014	$126,200	$223,100	$46,790	$2,650
December 31, 2013	$105,224	$47,250	$48,455	$2,650

“Audit Fees” are the aggregate fees billed by for the audit of the Company’s consolidated annual financial statements.

“Audit Related Fees” are the aggregate fees billed for reviews of the Company’s interim financial statements and involvement with the Company’s public offerings.

“Tax Fees” are the aggregate fees billed for professional services rendered by PricewaterhouseCoopers for tax compliance, tax advice on actual or contemplated transactions.

“All Other Fees” are the aggregate fees billed for involvement with public offerings.

LEGAL PROCEEDINGS

On December 20, 2013, WFN filed an application for judicial review focused on the Province of Ontario’s authority to approve a production closure plan and challenging the discharge of the duty to consult in the Divisional Court of Ontario. The Company stated that it was proud of the record of its consultations with Aboriginal communities and while remaining committed to the consultation process and inviting WFN back to the negotiating table to discuss the terms of a benefits agreement, the Company intended to vigorously defend its consultation record and the application which the Company believed to be without merit. WFN requested a postponement of its application for judicial review until after the Ontario Court of Appeal has given its decision in the Keewatin and the Company agreed to this postponement. In March 2014, the Ontario Court of Appeal overturned the decision of the Ontario Superior Court in Keewatin, followed by the Supreme Court of Canada’s dismissal of Grassy Narrows First Nation’s appeal in Keewatin, both affirming Rubicon’s position that the application filed by the WFN for judicial review of the Company’s production closure plan was without merit. On August 29, 2014, the Ontario Superior Court of Justice, Divisional Court, dismissed the application for judicial review that was filed by WFN in respect of the Company’s production closure plan for the Phoenix Gold Project. On November 24, 2014, the Company entered into the Settlement and EAA with WFN. Under
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the Settlement, WFN agreed to discontinue its appeal against Rubicon regarding the August 28, 2014 decision made by the Ontario Superior Court of Justice, Divisional Court, to dismiss the application for judicial review in respect of the Company’s production closure plan for the Phoenix Gold Project. In turn, the EAA was signed and terms of a potential benefits agreement were outlined in the Settlement. The EAA governs the Company’s exploration work on WFN lands, which includes the continuing exploration work being done at the Phoenix Gold Project.

INTEREST OF MANAGEMENT AND
OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this AIF, none of the following persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company or its subsidiaries:

(a)	a director or executive officer of the Company or its subsidiaries;

(b)
a person or company that beneficially owns, or controls or directs, directly or indirectly, more than ten percent (10%) of any class or series of the Company or its subsidiaries’ outstanding voting securities; and

(c)	an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b).

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar of the Common Shares is Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9 and 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. Registration facilities are maintained by Computershare Investor Services Inc. at its offices in Vancouver.

MATERIAL CONTRACTS

There are no contracts that are material to Rubicon or any of its subsidiaries, other than a contract entered into in the ordinary course of business, that is required to be disclosed under NI 51-102 and that was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect, other than the Streaming Agreement that is discussed under “General Development of the Business – Three Year History – 2014”.

NAMES AND INTERESTS OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to, the Company’s most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company.

Mr. Sebastien B. Bernier P.Geo (APGO#1847) is a Principal Consultant (Resource Geology) with SRK Mr. Bernier was the co-author and responsible for the preparation of Section 13 of the PEA and accepts professional responsibility for that section.

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Mr. Glen Cole, P.Geo (APGO#1416) is a Principal Consultant (Resource Geology) with SRK. Mr. Cole was the co- author and responsible for the preparation of Sections 1 to 11, 13, 24, 25 and Appendix A to D of the PEA and accepts professional responsibility for those sections.

Mr. Daniel Hewitt, P.Eng (PEO#19465012) (NAPEG#1032) is a Principal Consultant (Mining) with SRK. Mr. Hewitt was the co-author and responsible for the preparation of Sections 15 and 17 to 25 of the PEA and accepts professional responsibility for those sections.

Mr. Stephen Taylor, P.Eng (PEO#90365834) is a Principal Consultant (Mining Engineering) with SRK. Mr. Taylor was the co-author and responsible for Sections 14, 15, 24 and 25, of the PEA and accepts professional responsibility for those sections.

Mr. Pierre Roy, P. Eng., M.Sc., (PEO#100110987) is a Senior Metallurgist for Soutex. Mr. Roy was responsible for the preparation of Sections 10.3, 11.3, 12, 13.12.2, 16, 24.7 and 25 of the PEA and accepts professional responsibility for those sections.

Mr. Michael A. Lalonde, P. Eng. President and CEO of the Company, is a Qualified Person. Mr. Lalonde prepared and supervised the preparation of the technical information on the Company’s Red Lake properties in this AIF, the management discussion & analysis (“MD&A”) for the financial year ended December 31, 2014 and news releases issued during 2014.

Mr. Daniel Labine, P. Eng., Vice President, Operations of the Company, is a Qualified Person and an employee of the Company. Mr. Labine prepared and supervised the preparation of the technical information on the Company's Red Lake properties in this AIF and in news releases issued during 2013 and 2014.

Mr. Howard Bird, B.Sc. (Hons.), P. Geo., Vice President, Exploration of the Company, is a Qualified Person and an employee of the Company and has reviewed and approved the disclosure of technical and scientific information included in this AIF.

Mr. Mark Ross, B.Sc., P. Geo., Chief Mine Geologist for the Company, is a Qualified Person and an employee of the Company and has reviewed and approved the disclosure of technical and scientific information included in this AIF.

To the best of the Company’s knowledge, none of Messrs. Bernier, Cole, Hewitt, Taylor and Roy, SRK or Soutex held any registered or beneficial interest, direct or indirect in any securities or other property of Rubicon or one of its associates or affiliates when the PEA was prepared and no securities or other property of Rubicon or one of its associates or affiliates were subsequently received or are to be received by such experts.

Mr. Lalonde directly or indirectly holds registered or beneficial interests in 320,000 Common Shares (representing less than 1% of the issued and outstanding Common Shares as at the date of this AIF), 2,876,768 Options to acquire 2,876,768 Common Shares, 121,456 RSUs entitling him to 121,456 Common Shares and 493,421 PSUs entitling him to 493,421 Common Shares.

Mr. Labine directly or indirectly holds registered or beneficial interests in 65,000 Common Shares (representing less than 1% of the issued and outstanding Common Shares as at the date of this AIF), 715,029 Options to acquire 715,029 Common Shares, 36,184 RSUs entitling him to 36,184 Common Shares and 98,684 PSUs entitling him to 98,684 Common Shares.

Mr. Bird directly or indirectly holds registered or beneficial interests in 20,000 Common Shares (representing less than 1% of the issued and outstanding Common Shares as at the date of this AIF), 387,243 Options to acquire 387,243 Common Shares, 14,681 RSUs entitling him to 14,681 Common Shares and 98,684 PSUs entitling him to 98,684 Common Shares.

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Mr. Ross directly or indirectly holds 243,305 Options to acquire 243,305 Common Shares, 12,336 RSUs entitling him to 12,336 Common Shares and 32,895 PSUs entitling him to 32,895 Common Shares. Mr. Ross does not hold any Common Shares.

PricewaterhouseCoopers LLP, independent registered chartered accountants, are the auditors of the Company and have performed the audit in respect of the annual financial statements of the Company for the financial year ended December 31, 2014. PricewaterhouseCoopers LLP are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of PCAOB Rule 3520, Auditor Independence.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com, including particulars of directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the 2013 Circular prepared in respect of the Company’s most recent annual meeting.

Additional financial information is provided in the Company’s annual financial statements and MD&A for the financial year ended December 31, 2014.

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SCHEDULE “A”
Rubicon Minerals Corporation
Audit Committee Charter

A.           Purpose

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company the primary function of which is to assist the Board in its oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures, controls around releases containing financial information, financial reporting and statements and to recommend, for approval of the Board, or to approve, the audited financial statements and interim financial statements.

The primary objectives of the Committee are as follows:

1.	To assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Company and related matters.

2.	To oversee the work of the external auditors.

3.	To provide better communication between directors and external auditors.

4.	To enhance the external auditors’ independence.

5.	To increase the credibility and objectivity of financial reports.

6.	To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and the external auditors.

B.	Responsibility of Management and External Auditors

The Committee’s role is one of oversight. Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the Company’s financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

C.	Membership and Organization

1.           Composition - The Committee shall be comprised of not less than three independent members of the Board.

2.           Independence - The Audit Committee shall be composed entirely of “independent” directors, as such term is defined in National Instrument 52-110, the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) and any applicable stock exchange rules, each as may be amended or replaced from time to time. In addition, none of the members of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the past three years.

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3.           Appointment and Removal of Committee Members - Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board or until the earlier of: (a) the close of the next annual meeting of the shareholders of the Company at which the member’s term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Committee or from the Board. The Board may fill any vacancy in the membership of the Committee.

4.           Financial Literacy - All of the members of the Committee shall be “financially literate” within the meaning used in MI 52-110 and the applicable rules of the NYSE MKT or a member who is not financially literate must become so within a reasonable period of time following his or her appointment. At least one member of the Committee must be an “audit committee financial expert” as defined by the applicable rules of the SEC.

5.           Chair - At the time of the annual appointment of the members of the Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Committee, preside over all Committee meetings, coordinate the Committee’s compliance with this Charter, work with management to develop the Committee’s annual work plan and provide reports of the Committee to the Board. The Chair may vote on any matter requiring a vote. In the case of an equality of votes, the Chair shall be entitled to a second or casting vote. The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Committee or as requested by the Board, on matters arising at Committee meetings and, where applicable, shall present the Committee's recommendation to the Board for its approval.

6.           Meeting Procedures - A majority of the members of the Committee shall constitute a quorum for the transaction of business and the act of the majority of those present at any meeting at which there is a quorum shall be the act of the Committee.

D.	Functions and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by the British Columbia Business Corporations Act, by any requirements of stock exchanges on which the securities of the Company are listed, and all other applicable laws.

1.           Oversee External Auditors - The Committee shall oversee the work of the external auditors, including reviewing any significant disagreements between management and the external auditors in connection with the preparation of financial statements.

2.           Internal Controls - The Committee shall monitor the system of internal control. The Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

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(a)
the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

(b)	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company's periodic regulatory filings;

(c)	any material issues raised by any inquiry or investigation by the Company's regulators;

(d)
any related significant issues and recommendations of the external auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

3.           Review Financial Statements - The Committee shall review the annual and interim financial statements of the Company and related management’s discussion and analysis (“MD&A”) prior to their approval. The process should include but not be limited to:

(a)	reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing any “related party” transactions, with related party having the meaning ascribed to it by Canadian securities regulations;

(d)	reviewing accounting treatment of unusual or non-recurring transactions;

(e)	ascertaining compliance with covenants under loan agreements;

(f)	reviewing disclosure requirements for commitments and contingencies;

(g)	reviewing unresolved differences between management and the external auditors;

(h)	obtain explanations of significant variances with comparative reporting periods;

(i)	reviewing any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate; and

(j)	reviewing audit response letters from the Company’s legal counsel made under the Joint Policy Statement of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

4.           Public Disclosure - The Committee shall review the financial statements, MD&A, annual information forms (“AIF”), management information circulars and any prospectuses as well as all public disclosure containing audited or unaudited financial information before release and prior to Board approval.

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5.           Interim Financial Statements - The Committee shall review the interim financial statements and disclosures, and obtain explanations from management as required. After completing its review of the interim financial statements, if advisable, the Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not so authorized by the Board, then approve and recommend them for approval by the Board.

6.           Hiring Policies - The Committee shall review and approve the Company’s hiring policies regarding the hiring of partners, employers and former partners and employees of the present and former external auditors of the Company. The Committee shall review candidates for the position of Chief Financial Officer of the Company and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

7.           Appointment of External Auditors - With respect to the appointment of external auditors by the Board, the Committee shall:

(a)	recommend to the Board the appointment of the external auditors for approval by the shareholders at the Company’s annual meeting of shareholders;

(b)	recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall report directly to the Committee;

(c)
on an annual basis, obtain from the external auditors a formal written statement delineating all relationships between the auditor and the Company, consistent with Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). Review and discuss with the external auditors all significant relationships such auditors have with the Company to determine the auditors’ independence;

(d)	review the performance of the external auditors;

(e)	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(f)
review and approve in advance any non-audit services to be provided to the Company or its subsidiaries by the external auditors and consider the impact on the independence of such auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Committee may delegate to one or more members the authority to approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre-approval and the member comply with such other procedures as may be established by the Committee from time to time.

8.           Evaluation and Rotation of Lead Partner - At least annually, the Committee shall review the qualifications and performance of the lead partners of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

9.           Review with External Auditors - Review with external auditors (and internal auditor if one is appointed by the Company) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Company and its subsidiaries.

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10.           Risk Policies and Procedures - The Committee shall review risk management policies and procedures of the Company (e.g. hedging, litigation and insurance), regarding current areas of great financial risk and whether management is managing these effectively.

11.           Treatment of Complaints/Submissions - The Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Company from employees or others, regarding accounting, internal accounting controls, or auditing matters. The procedures will provide for the confidential, anonymous submission by the Company employees of concerns regarding questionable accounting or auditing matters.

12.           Investigations - The Committee shall have the authority to investigate any financial activity of the Company. All employees of the Company are to cooperate as requested by the Committee.

13.           Retain Experts - The Committee may retain independent counsel, persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Company without any further approval of the Board. The Committee has the authority to set, and have the Company, pay the compensation for any such persons engaged by the Committee.

14.           Advising Board - The Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

15.           Updates to Charter - The Committee shall annually review and recommend to the Board any updates to the Audit Committee Charter. All changes to the Audit Committee Charter shall be approved by the Board.

E.           Adoption of the Audit Committee Charter and Amendments

This Charter was adopted and approved by the Board of Directors of the Company on March 8, 2005; Updated April 15, 2014.

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